Exhibit 99.1

ANNUAL REPORT 2022

ANNUAL REPORT 2022 CONTENTS 2022 at a Glance 2 Chairman’s Letter 4 CEO’s Report 6 Key Milestones 8 Pipeline Review 10 Environment, Society & Governance 14 Our Collaborators 16 Financial Reports 20

The journey of a young biotech company is often circuitous, but we have nevertheless continued to make great progress in the past year. We have two first-class drug candidates in clinical development, with a diverse portfolio of trials that have the potential to open up very substantial commercial markets. We have an experienced and capable team, and an international network of supportive partners and collaborators. In almost every important respect, the fundamentals of Kazia have never been stronger. kaziatherapeutics.com

2022 AT A GLANCE GLOBAL COLLABORATION OUR CLINICAL RESEARCH Kazia Therapeutics is a late clinical stage 400+ oncology company. hospitals We work alongside 6 involved in clinicians, researchers, scientific conference paxalisib and partners to bring presentations of clinical trial paxalisib data in impactful new therapies 1H CY2022 program to patients with cancer. OUR PATIENTS Paxalisib has shown evidence of activity in multiple forms of brain cancer 4 3 distinct indications special designations in phase II studies awarded to paxalisib with paxalisib by FDA Fast Track designation, Orphan Drug designation, glioblastoma, DIPG, PCNSL, Rare Pediatric Disease brain metastases designation OUR BUSINESS Kazia has grown Indicative Analyst rapidly, driven Valuation (US$) 82% by progress in its world-class pipeline Jan 2020 $93M of operating Dec 2020 $174M cashflows of cancer drug invested in Apr 2021 $247M candidates R&D Oct 2021 $277M Mar 2022 $294M Edison Research for FY2022

2022 at a Glance
Chairman's Letter
CEO's Report
Key Milestones
Pipeline Review
ESG
Our Collaborators
Financial Reports

6

countries involved in clinical development of paxalisib

United States, Canada, Spain, France, Switzerland, United Kingdom

2H CY 2023

final data anticipated from pivotal study of paxalisib in 2H CY2023

8

ongoing clinical trials with paxalisib

as at 30 June 2022

Phase I

study of EVT801 underway in France

Most common

cause of cancer death in children is brain cancer

CBTRUS

2

childhood brain cancers under investigation with paxalisib

No FDA-approved therapies for DIPG or AT/RT

200k

approximate patients per annum treated with whole brain radiotherapy in United States

Brown et al. (2018). J Clin Oncol. 36(5):483-491

Multiple potential indications

for EVT801, including lung cancer, bowel cancer, and kidney cancer

84-94%

GBM forecast adoption of paxalisib in US, if approved by FDA

Triangle Insights research project, commission by Kazia Therapeutics

4

licensing partnerships in place

150+

years of aggregate drug development experience among management team

$4.2m

of new equity capital raised through financing in FY2022

AU$

Kazia Theraputics Limited **Annual Report 2022**
3

ADVANCING THE PIPELINE Dear Shareholder, Kazia has continued to make real progress during the 2022 fiscal year, despite the headwinds resulting from an enormously challenging financial environment for listed biotech companies. Notwithstanding, I am pleased to be able to review here some of key developments in Kazia over the past year. PIPELINE PROGRESS The company’s pipeline remains understandably dominated by paxalisib, our late-stage asset for brain cancer, however, during the financial year, Kazia has also made very good progress with EVT801, our second asset, which was licensed from Evotec SE in April 2021. That drug is now well-advanced in a phase I clinical trial, and we anticipate some initial results in 1H CY2023. With the benefit of an additional year, we’ve had the chance to further understand, discuss, and chart its potential, and I should say that we are even more excited by EVT801 now than we were at the time of its licensing. For paxalisib, the confidence of some of our investors has understandably been shaken by the news, post period, that the drug would not enrol the second stage of the GBM AGILE pivotal trial. The implications of this development are discussed elsewhere in this annual report, and so I will not recapitulate them here. Suffice to say, however, that the first stage of the study remains ongoing, having achieved full recruitment, and will report final data in 2H CY2023. There remains every chance that paxalisib will yet achieve approval in glioblastoma on the basis of this substantial data set, and all    involved with its development continue to push forward on that basis with all the resources and energy at their command. The news demonstrates the inherent unpredictability of drug development. Thankfully, Kazia’s strategy has always been to diversify its activities as broadly as possible, so that the company and its shareholders are insulated from adverse developments. GBM AGILE is only one of eight ongoing clinical trials of paxalisib, covering four distinct disease areas. The news from GBM AGILE was bookended by very positive outcomes in two studies of brain metastases and was preceded by exceptionally promising preclinical data in two forms of childhood brain cancer. We believe that paxalisib has great promise, across a wide range of brain cancers, and we remain resolute in the task of demonstrating its potential. FINANCIAL PERFORMANCE We concluded FY2022 with a cash balance at 30 June 2022 of $7.4 million, versus $27.6 million at 30 June 2021. Our total assets were $35 million, compared to $58 million at 30 June 2021. During FY2022, we deployed $22 million to move forward the company’s pipeline, representing over 80% of our total expenditure for the year. We should acknowledge that we are reporting these results when the financial markets are characterised by extremely negative sentiment towards the biotech sector. Between 30 June 2021 and 30 June 2022, XBI, the de facto NASDAQ small cap biotech index, lost more than 45% of its value, and there is evidence that smaller companies such as ours have, on average, been even more adversely affected.    In recent months, there have at times been more than 200 listed biotech companies on NASDAQ whose market capitalisation is less than their cash balance. Meanwhile, the number of IPOs and secondary offerings has fallen to a trickle, with many institutional investors reserving capital to support their existing portfolio investments. For Kazia, there is no doubt that these dynamics have complicated the natural cadence of our funding cycle. Our strategy has always been to fund the company to milestones, taking only what we need in each financing round to move the pipeline to its next stage of development, thereby minimising both risk and dilution for our investors. Given the current state of the market, we have in some respects taken this strategy one step further by making the decision to implement an ‘at-the-market’ (ATM) facility to provide interim access to capital through the market downturn. ATMs are a common financing instrument for small companies, particularly on NASDAQ. In brief, the tool allows us to place stock directly into the market, allowing us to periodically raise modest amounts of capital at no discount to market, with no requirement for warrants or options, and with very modest banking fees. For a company such as Kazia, which runs exceptionally lean, the ATM can be an excellent device to manage cashflows. Indeed, in our case it has enabled us in recent months to fully support the company’s ongoing activities, in a way that has spared our shareholders the very deleterious terms that would have inevitably accompanied a more conventional transaction.

We believe that paxalisib has great promise, across a wide range of brain cancers, and we remain resolute in the task of demonstrating its potential. However, the ATM is not a permanent solution and to fulfil its potential, Kazia will need to continue to bring good quality, long-term, fundamentally-driven healthcare investors onto its register. As and when the market re opens, we will waste no opportunity to put the company’s compelling story in front of the widest range of investors we can. In the meantime, however, the access that we have been able to secure to cost-effective and minimally dilutive capital has been vital to our business. CONCLUSION The journey of any biotech company is often circuitous, but we have nevertheless continued to make great progress in the past year. We have two first-class drug candidates in clinical development, with a diverse portfolio of trials that have the potential to open up very substantial commercial markets. We have an experienced and capable team, and an international network of supportive partners and collaborators. In almost every important respect, the fundamentals of Kazia have never been stronger.    I would like to thank, once again, my fellow directors and our management team, led by our CEO, James Garner, for their dedication to the company’s work. And, as always, we remain grateful for the ongoing support of our many shareholders, whose faith in the company makes possible everything that we do.    Iain Ross Chairman of the Board Kazia Theraputics Limited Annual Report 2022

A DIVERSE PORTFOLIO Dear Shareholder, The past twelve months have been an extremely fertile period for Kazia’s research and development efforts, particularly in respect of our lead program, paxalisib. We have commenced two new clinical trials: one at Weill Cornell Medicine investigating paxalisib in combination with a low-insulin state for glioblastoma, and one in collaboration with the Pacific Pediatric Neuro-Oncology Consortium, examining paxalisib in combination with another drug for the treatment of diffuse midline gliomas (DMGs), a highly-aggressive group of childhood brain cancers. The work that we start is, in a sense, an investment whose return is the data we receive a year or two hence. Several of the studies that we began in the past few years have reported important milestones during FY2022. Our own phase II study of paxalisib has completed, with very encouraging results in the final efficacy data. The phase II study in brain metastases, run by the Alliance for Clinical Trials in Oncology, has graduated to a second stage in patients with breast cancer brain metastases. And, in early August, we saw extremely positive signals from a study of paxalisib in combination with radiotherapy for brain metastases, in which every evaluable patient demonstrated radiological response. The ever-growing body of data around paxalisib, derived from a very broad range of clinical trials and laboratory studies, helps to provide both confidence in its activity and breadth in its commercial opportunity.    While clinical trials naturally more readily capture the imagination, we have also reported this year some very promising preclinical data in childhood brain cancer. A team from Johns Hopkins Medical School reported data in atypical teratoid / rhabdoid tumours (AT/ RT) at the AACR Conference in April 2022, and Professor Matt Dun of the University of Newcastle presented data on DIPG to the ISPNO Conference in June 2022. Together, these presentations, from leading scientists at first-rate institutions, have expanded our thinking in relation to the opportunity for paxalisib in childhood brain cancer. We see this as an increasingly important plank in paxalisib’s overall development. We have secured orphan designation and rare pediatric disease designation in both AT/RT and DIPG, and these achievements help to greatly facilitate our regulatory strategy in childhood brain cancer. If paxalisib is approved in either disease, we may be eligible to receive a pediatric priority review voucher (pPRV), which can be sold to other companies and which typically commands a price in excess of one hundred million dollars. No doubt, however, these important and exciting developments are coloured to some extent by the news we received at the end of July, that paxalisib would not ‘graduate’ to the second stage of the GBM AGILE pivotal study. It is important to be clear what this development may or may not mean for the drug’s further development. The two-stage design of GBM AGILE was designed primarily to increase the statistical power of the study. A drug which successfully clears both stages of the trial may be considered almost unimpeachable in terms of the statistical confidence that accompanies its data. However, this approach sets a high bar for any drug participating in the study, and it is very far from certain that failure to complete both stages is incompatible with an eventual product approval. GBM AGILE will likely provide for the evaluation of paxalisib a more substantial number of patients than were available to support the approval of temozolomide, the existing standard of care in glioblastoma, and the study remains ongoing. As is almost invariably the case in drug development, we will need to wait and see the data before we understand our position. We continue to anticipate that data in 2H CY2023 and, until then, all Kazia personnel remain ‘blinded’ to efficacy and safety. In the meantime, the patients who have enrolled in GBM AGILE continue to receive treatment and to undergo follow-up, per protocol, and will continue to provide data for analysis. As the data matures, we will no doubt learn a great deal more about paxalisib and will be much better placed to understand its potential benefit to patients with glioblastoma.

The ever-growing body of data around paxalisib, derived from very broad range clinical trials and laboratory studies, helps to provide both confidence in its activity and breadth its commercial opportunity. It is entirely understandable that this development has caused uncertainty in the minds of some of our investors. In truth, however, there is almost nothing concrete that we have learned from GBM AGILE to date, for better or for worse, that we did not know this time last year. The study is scarcely half-complete. And ultimately, in a disease such as glioblastoma, which is characterised by an overwhelming unmet medical need, there may be an inclination on the part of regulators and clinicians to accommodate a drug which can show any degree of meaningful benefit. Meanwhile, the other seven clinical trials of paxalisib continue to progress well in general, with multiple positive read-outs in recent months and a great deal more data to come. And EVT801, which joined our pipeline last year, is now well-advanced in a phase I study in Europe, with initial data anticipated in 1H CY2023. Regardless of the eventual outcome of GBM AGILE, both of our outstanding drug candidates are blessed with many opportunities to succeed. To that end, all of us in the Kazia team continue to apply ourselves wholeheartedly to the task of finding how best to use our drug candidates to help patients. I am grateful to my colleagues on the Board and in the Management Team for their perseverance and their professionalism, and to our shareholders for their ongoing support. Dr James Garner Chief Executive Officer Kazia Theraputics Limited Annual Report 2022

KEY MILESTONES

HIGHLIGHTS – 2021/2022

September 2021

EVT801 is granted approval by ANSM, the French regulatory agency, to commence a phase I clinical trial, less than six months after the asset was licensed by Kazia.



November 2021

EVT801 phase I study commences recruitment at Oncopole Hospital in Toulouse, France. The biomarker-enhanced study is intended to provide safety and dosing data but also to demonstrate the pharmacological activity of EVT801.

December 2021

Kazia releases top-line final data from phase II study of paxalisib in glioblastoma, showing meaningful signals of efficacy.

Kazia expands management team with two senior US-based appointments: Dr John Friend as Chief Medical Officer, and Karen Krumeich as Chief Financial Officer. These appointments bring, in aggregate, more than 50 years of biotech experience to the management team.

April 2022

Preclinical data in AT/RT, a rare childhood brain cancer is presented at the AACR conference. This data expands the opportunity for paxalisib in childhood brain cancer, positioning it as a substantial area of focus for the drug's development.



November 2021

Paxalisib commences recruitment to a phase II adaptive study in DIPG run by the Pacific Pediatric Neuro-Oncology Consortium (PNOC). This study administers paxalisib with ONC201, a combination which has shown evidence of activity in preclinical data and compassionate use.

GBM AGILE pivotal study of paxalisib in glioblastoma expands to Canada.

February 2022

A phase II study of paxalisib in combination with a ketogenic diet for the treatment of glioblastoma commences recruitment at Weill Cornell Medicine. This study is informed by world-class research from Professor Lew Cantley, who discovered the PI3K pathway that paxalisib targets.



May 2022

GBM AGILE pivotal study of paxalisib in glioblastoma expands to Europe.

8

June 2022 Final data from the phase II study of paxalisib in glioblastoma is presented at ASCO. Preclinical data examining the combination of paxalisib with ONC201 for treatment of DIPG is presented at the ISPNO conference. The data provides powerful support for the ongoing PNOC study, which commenced recruitment in November 2021. The Alliance study of paxalisib in brain metastases moves into an expansion cohort in breast cancer brain metastases, having seen positive signals in the initial exploratory cohort. Further cohorts continue to examine brain metastases from lung cancer and other primary tumours. Paxalisib receives orphan drug designation from FDA for the treatment of AT/RT, providing additional market exclusivity, waiver of PDUFA fees, and access to grant opportunities.

PIPELINE REVIEW A BROAD CLINICAL PIPELINE PAXALISIB Although glioblastoma remains very much the lead indication, childhood brain cancer has emerged as a very important second element in the paxalisib story. Brain cancer is the most common cause of cancer death in children, and it remains terribly poorly treated. Both diffuse intrinsic pontine glioma (DIPG) and atypical teratoid / rhabdoid tumours (AT/ RT), two diseases which have been a strong focus for Kazia in the past year, have no FDA-approved drug treatments and, as a consequence, the prognosis is very poor. The second quarter of CY2022 saw important preclinical data presented at international conferences in this area. Professor Jeffrey Rubens and colleagues at Johns Hopkins Medical School presented very positive data for paxalisib in AT/RT at the American Association of Cancer Research (AACR) Annual Meeting in April 2022. This data enabled paxalisib to receive Orphan Drug Designation (ODD) for this disease in June 2022. Kazia is currently in discussion about potential opportunities to translate this very promising work into a clinical trial. In June 2022, Associate Professor Matt Dun from the Hunter Medical Research Institute at the University of Newcastle, Australia, presented very powerful results from his research in the combination of paxalisib with a drug called ONC201 (manufactured by Chimerix, Inc) in the treatment of DIPG. This data has already enabled a clinical trial of the combination in this disease, which began recruitment in November 2021. Professor Dun’s presentation also included several very promising case studies from compassionate use experience with the two drugs in combination. Kazia’s pipeline is remarkable for its diversity. Paxalisib, the lead program, is in clinical trials for multiple forms of brain cancer. EVT801 has potential applications in a wide range of solid tumours.    Together, they give Kazia an extensive breadth of opportunity for a company of its size. Another element of the paxalisib program that has been emerging as a very promising opportunity has been brain metastases, a collective term for cancer which spreads to the brain from other parts of the body. More than 200,000 patients each year develop brain metastases in the United States alone, and treatment options are limited. Three clinical trials have been examining paxalisib as a potential treatment for these patients. One of these studies, run by the Alliance for Clinical Trials in Oncology, has already seen positive data for paxalisib in patients with breast cancer brain metastases and, on that basis, has moved the drug into an expansion phase. The study remains in an exploratory phase for patients with lung cancer brain metastases, and for patients with brain metastases from other primary tumours. A second study, at Memorial Sloan Kettering Cancer Center, has similarly moved into an expansion phase, with initial data from the first part of the trial accepted for a prestigious oral presentation at a specialist scientific conference on brain metastases organised jointly by the Society for Neuro-Oncology (SNO) and the American Society for Clinical Oncology (ASCO). Excitingly, this data showed all evaluable patients responding to the combination of paxalisib with whole brain radiotherapy, suggesting the potential for our drug to play an important role in augmenting the efficacy of this ubiquitous therapy. In addition, paxalisib is also the subject of a clinical trial in primary CNS lymphoma, a less common form of brain cancer that remains very challenging to treat. Paxalisib belongs to a class of medicines known as PI3K inhibitors, and four

KEY GLOBAL REGULATORY AGENCIES

U.S. FOOD & DRUG ADMINISTRATION

EUROPEAN MEDICINES AGENCY
SCIENCE MEDICINES HEALTH

国家药品监督管理局
National Medical Products Administration

Pmda 独立行政法人 医薬品医療機器総合機構

Australian Government
Department of Health
Therapeutic Goods Administration

of the five PI3K inhibitors that have been approved by FDA have been approved for types of lymphoma. Since none of these drugs cross the blood-brain barrier, they are far from ideal to treat lymphoma in the brain, but paxalisib is very well suited to this patient group.

Meanwhile, paxalisib is now some eighteen months into GBM AGILE, the pivotal clinical trial for registration in glioblastoma. Completion of a pivotal clinical trial is one of the most critical landmarks in the development of a new medicine.

We learned at the end of July that the drug would not 'graduate' to the second stage of the GBM AGILE study. For any participating drug to do so requires it to clear a very ambitious statistical hurdle as soon as it completes recruitment to the first stage. Graduation would have provided an exceptionally high degree of confidence in paxalisib's eventual success, but failure to graduate certainly does not mean that the drug will not yet show a statistically significant and clinically meaningful benefit. Stage 1 is fully recruited, and patients remain on treatment or in follow-up, per protocol, and we anticipate receiving final data in 2H CY2023. Whatever the results may indicate now, there is substantial opportunity for the picture to evolve as the data matures.

All Kazia personnel remain blinded to the study, as is typically required of ongoing pivotal studies by regulatory agencies. As such, it is impossible to make any meaningful inferences about the performance of paxalisib. In common with most clinical trials at this stage of development, we will need to wait for final data before we can assess how best to proceed.

Operationally, GBM AGILE has been progressing well. In January 2022, the Global Coalition for Adaptive Research (GCAR) announced that the study had screened over one thousand patients. Not every screened patient is enrolled, but this nevertheless represents a phenomenal pace of recruitment, and has far exceeded Kazia's expectations at the time of joining the study. That pace has only increased, with several European countries joining the United States and Canada in recruiting to the study. Indeed, GBM AGILE has been so successful in an operational sense that two new arms have been welcomed into the study, adding to the three drugs that were already participating.

If GBM AGILE ultimately proves successful for paxalisib, data from the trial will be packaged with information on manufacturing, toxicology, and other activities for submission to regulatory agencies such as the US Food and Drug Administration (FDA), as the basis of a New Drug Application (NDA). Drugs which complete a pivotal study successfully have more than a 90% likelihood of becoming a commercial product.

With this inflection point fast approaching, Kazia has become increasingly focused on preparing paxalisib for a potential regulatory filing. Behind the scenes, a great deal of work has been underway

2022 at a Glance
Chairman's Letter
CEO's Report
Key Milestones
Pipeline Review
ESG
Our Collaborators
Financial Reports

Kazia Theraputics Limited **Annual Report 2022**
11

PIPELINE REVIEW

in areas such as manufacturing, where we look to tie down the final commercial process, and in drug safety, where we have begun to pool all the vast collection of safety data from the many clinical studies of paxalisib that have been and are being performed. The final NDA submission will consist of many thousands of pages of narrative and data.

An NDA approval allows Kazia, either directly or through licensees and distributors, to begin selling paxalisib commercially. We have invested substantial work in the past year to explore brain cancer as a commercial market, with the support in some areas of specialist consultants in drug commercialisation. What we have learned has been tremendously encouraging. For example, presented with the profile of a drug such as paxalisib, US prescribers estimate that they would use it for between 84% and 94% of newly diagnosed patients. This is an extraordinary adoption rate. And discussions with payors suggest that pricing for paxalisib should be comparable to some of the most successful cancer drugs launched in recent years.

Clearly, the global commercial launch of a drug such as paxalisib is beyond the remit of a small company such as Kazia. We have always been clear that we expect to work with partners to bring the drug to market around the world. We took the first step in that journey in March 2021, when we licensed the Greater China region to Simcere Pharmaceutical, a leading Chinese pharma company. Simcere have proven themselves to be an excellent partner, and their expertise and resources have greatly expedited the entry of paxalisib into China.

It is likely that similar partnerships will support the commercialisation of paxalisib in other territories. Kazia would be foolhardy to try and launch a drug itself in Japan or in Latin America, for example. The timing of such partnerships is always a balance. Waiting until final data is available typically allows for the most lucrative deal. However, partnering earlier can allow the company to share risk and cost with its partners, and can also provide access to in-country expertise. The latter point was a critical consideration for Kazia's partnership with Simcere, given the complexity of the Chinese market.

It is not inconceivable that Kazia could consider launching paxalisib in the United States itself. The US market typically accounts for 45-50% of the commercial value of a new cancer drug, and there is an economic argument in favour of retaining that value within Kazia. Glioblastoma is a specialist disease area, in which patients are cared for by a relatively small group of clinicians, and it would not require a large commercial infrastructure to support a product launch. Ultimately, our approach, as in all matters, will be governed by pragmatism, but we are in the fortunate position of having several compelling approaches to consider.

PAXALISIB CLINICAL PROGRAM

Sponsor	Phase	Indication	Registration
Global Coalition for Adaptive Research	II / III	Glioblastoma	NCT03970447
Weill Cornell Cancer Center	II	Glioblastoma (with ketogenic diet + metformin)	NCT05183204
Alliance for Clinical Trials in Oncology	II	Brain metastases	NCT03994796
Dana-Farber Cancer Institute	II	Breast cancer brain metastases (with trastuzumab)	NCT03765983
Dana-Farber Cancer Institute	II	Primary CNS lymphoma	NCT04906096
Pacific Pediatric Neuro Oncology Consortium	II	DIPG & DMGs	NCT05009992
St Jude Children's Research Hospital	I	DIPG (childhood brain cancer)	NCT03696355
Memorial Sloan Kettering Cancer Center	I	Brain metastases (with radiotherapy)	NCT04192981

12

EVT801

EVT801 is the second drug in Kazia's pipeline, but its potential to bring benefit to patients is no less than paxalisib. EVT801 works by targeting a process called angiogenesis, which is critical to the growth of many kinds of cancer. Angiogenesis denotes the formation of new blood vessels around a tumour, and this process is required to supply the tumour with nutrients and oxygen to support its rapid growth. Inhibiting angiogenesis is a very effective way to treat many such tumours, and drugs which function this way have been used across a range of cancers for several decades.

There are two challenges with existing therapies in this class. First, they tend to be quite toxic due to 'off-target' effects on other biochemical pathways. Second, by decreasing the oxygen levels in the tumour, they trigger adaptive resistance mechanisms which mean that their effect is generally temporary. EVT801 has been designed to combat these challenges.

In November 2021, EVT801 commenced recruitment to a phase I 'first-in-human' clinical trial. The primary purpose of any such trial is to understand the safety profile of the drug and how much can be given to patients, the 'maximum tolerated dose' (MTD). A phase I study also measures how long the drug remains in the body. These are key things that drug developers must understand before moving into more advanced trials.

However, the EVT801 phase I study also incorporates some cutting-edge scientific measurements that will allow Kazia to better understand the likely efficacy of the drug and to assess which patients may benefit most. The trial will assess which genes are switched on and off by treatment with EVT801, how the drug affects the immune system, and whether certain features of a tumour make it more likely to respond. In addition, the trial will apply machine learning techniques to evaluate CT scans from patients, hopefully providing greater insight into their response to treatment.

PHASES OF CANCER DRUG DEVELOPMENT

PHASE I

20-50 patients

Understand dosing and safety profile

PHASE II

40-200 patients

Obtain initial signals of efficacy

PHASE III

200-2000 patients

Demonstrate and quantify efficacy and safety

EVT801 CLINICAL PROGRAM

Sponsor	Phase	Indication	Registration
Kazia Therapeutics	I	Advanced Solid Tumours	NCT05114668

Kazia Theraputics Limited **Annual Report 2022**

13

2022 at a Glance
Chairman's Letter
CEO's Report
Key Milestones
Pipeline Review
ESG
Our Collaborators
Financial Reports

ENVIRONMENT, SOCIETY & GOVERNANCE OUR CORPORATE RESPONSIBILITY As a healthcare company, Kazia is committed to the highest standards of corporate responsibility. We launched a new ESG (Environment – Society – Governance) framework this year, and we anticipate more detailed reporting on our commitments and achievements in future years. ENVIRONMENT OUR WORLD Kazia is mindful of its impact on the environment and strives to reduce its carbon footprint, minimise its use of non-recyclable matter, and observe the very highest standards of laboratory and manufacturing practice to avoid any risk of contamination, leakage, or pollution. Did You Know? Kazia’s head office, at Barangaroo in Sydney, Australia, is located in the International Towers complex, which is 100% carbon neutral and the first location globally to receive a 100% climate resilience score from GRESB, the leading ESG benchmark for real assets. It is also holds a six star GreenStar rating, which is the highest rating attainable.    SOCIETY OUR COMMUNITY Kazia recognises the enormous impact that a cancer diagnosis can have for patients and their families. We work closely with advocacy organisations and not-for-profit groups to help inform the community about the disease areas we work in. We are attentive to the need for diversity in clinical trial recruitment, and we work hard to ensure that our medicines eventually become accessible to the widest range of patients. Did You Know? Although clinical trial participation is always the preferred way to access experimental therapies, we recognise that it is not an option for every patient. For some years, Kazia has run a ‘compassionate use’ program, which can in rare cases make our drugs available to patients outside of clinical trials. To date, more than thirty patients in six countries have received paxalisib on a compassionate use basis. GOVERNANCE OUR COMPANY Kazia strives to be a good corporate citizen, and has always observed the highest standards of corporate governance. As a company listed on both ASX and NASDAQ, we respect the governance frameworks of both jurisdictions. Did You Know? Kazia has pre-emptively and voluntarily begun to implement a rigorous validation for vendors and partners, which includes compliance with Australia’s Modern Slavery Act 2018 (Cth).

Kazia Theraputics Limited Annual Report 2022

OUR COLLABORATORS WORKING WITH THE BEST Kazia is privileged to work with cancer researchers around the globe who share our passion for good science and our commitment to patients. We would like to recognise two of these researchers who have had an important impact on some of our clinical trials this past year. DR HOWARD FINE Dr Howard Fine is the founding Director of the Brain Tumor Center at New York-Presbyterian Weill Cornell Medical Center and Co-Director of the Rhodes Glioblastoma Center, Weill Cornell Medicine, Columbia Medical Center and NewYork Presbyterian Hospital. He is also Professor of Neurology and Chief of the Division of Neuro-Oncology in the Department of Neurology. Dr Fine received his medical degree at the Mount Sinai School of Medicine in New York City, completed an internship and residency in Internal Medicine at the University of Pennsylvania in Philadelphia, and a fellowship in Medical Oncology at the Dana-Farber Cancer Institute and Harvard Medical School in Boston. Dr Fine founded and Directed the Dana-Farber Cancer Institute Center for Neuro-Oncology at Harvard Medical School, and the Neuro-Oncology Branch, at the National Institutes of Health.    In a career spanning more than 30 years of experience in clinical practice as well as laboratory and clinical research, Dr Fine has cared for nearly 20,000 patients with brain and spinal cord tumors, has conducted over 100 clinical trials, published over 250 papers and book chapters on brain tumours, and has run a continuously operating laboratory devoted to a better understanding of and better therapies for brain tumors for over two decades. Dr Fine is the lead investigator on a study of paxalisib in combination with ketogenesis for the treatment of glioblastoma. The study is based on the hypothesis that a low insulin state will enhance the efficacy of PI3K inhibitors, the class of medicines to which paxalisib belongs, and the best way to minimise insulin levels is to observe a ketogenic diet. Dr Fine’s study also co-administers a drug named metformin, which serves to further lower insulin levels. The study commenced recruitment in Q1 CY2022, and initial data is expected during CY2023.

2022 at a Glance
Chairman's Letter
CEO's Report
Key Milestones
Pipeline Review
ESG
Our Collaborators
Financial Reports



DR CARLOS GOMEZ-ROCA

Dr Carlos Gomez-Roca is Co-Chair of the Clinical Research Unit at IUCT-Oncopole in Toulouse, France, and leader in the Early Phase Unit with a focus on targeted therapies and immuno-oncology. His main research interests are early clinical development, phase I trials across solid tumours, innovative methods of evaluation of novel drugs' clinical activity, personalised medicine and mechanisms of toxicities of new targeted agents and immunotherapies.

Dr Gomez-Roca completed his medical training in 2000 at the University of Buenos Aires and trained as internal medicine specialist at Instituto Universitario CEMIC at Buenos Aires (Argentina) and obtained his degree with honours in 2005. He continued his training in Medical Oncology and obtained his diploma at Paris-Sud Medical School (France) in 2007 and completed his Master in Oncology in 2008 at the same university.

He is a member of Professor Maha Ayyoub's laboratory, T2i (anti-tumor immunity and immunotherapy), where he is involved with research into the complexity of microenvironment interactions between the primary tumour and metastases as part of his PhD.

Dr Gomez Roca is an active member of ESMO, ASCO and AACR. In addition, he has contributed to more than 60 peer-reviewed publications including publications as first or second author in the Journal of Clinical Oncology and Annals of Oncology. He currently serves as Chair of the Membership Committee (2022-2023) of ESMO, and he is a member of the ESMO Council and the ESMO-Magnitude of Clinical Benefit Scale Working Group. He also leads the Patient Advocacy Group at the Société Française d'Immuno-Thérapie du Cancer (FITC) since 2019.

Dr Gomez-Roca is the lead investigator in Kazia's phase I study of EVT801 in patients with advanced solid tumours. The study commenced recruitment in Q4 CY2021 and is currently underway at two hospitals in France. Initial data is expected within 12-18 months.

Kazia Theraputics Limited **Annual Report 2022** 17

ANNUAL REPORT 2022 FINANCIAL REPORTS

Kazia Theraputics Limited Annual Report 2022

DIRECTORS’ REPORT CONTENTS    Page Director’s Report 21 Auditor’s independent declaration 38 Statement of profit or loss and other comprehensive income 39 Statement of financial position 40 Statement of changes in equity 41 Statement of cash flows 43 Notes to the financial statements 44 Directors’ declaration 75 Independent auditor’s report to the members of Kazia Therapeutics Limited 76 Shareholder information 80 Corporate directory iii GENERAL INFORMATION The financial statements cover Kazia Therapeutics Limited as a consolidated entity consisting of Kazia Therapeutics Limited and the entities it controlled at the end of or during the year. The financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and presentation currency. Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Three International Towers, Level 24 300 Barangaroo Avenue Sydney NSW 2000 A description of the nature of the consolidated entity’s operations and its principal activities are included in the Directors’ report, which is not part of the financial statements. The financial statements were authorised for issue, in accordance with a resolution of directors, on 29 August 2022. The directors have the power to amend and reissue the financial statements.

2022 at a Glance
Chairman's Letter
CEO's Report
Key Milestones
Pipeline Review
ESG
Our Collaborators
Financial Reports

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the 'consolidated entity') consisting of Kazia Therapeutics Limited (referred to hereafter as the 'company' or 'parent entity') and the entities it controlled at the end of, or during, the year ended 30 June 2022.

Directors

The following persons were Directors of Kazia Therapeutics Limited (ABN 37 063 259 754) during the whole of the financial year and up to the date of this report, unless otherwise stated:

Iain Ross

Bryce Carmine

Steven Coffey

James Garner

Principal activities

During the financial year the principal continuing activity of the consolidated entity consisted of pharmaceutical research and development with a view to commercialising the results of our research through license transactions or other means.

Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Review of operations

The loss for the consolidated entity after providing for income tax amounted to $24,647,815 (30 June 2021: $8,421,960).

The attached financial statements detail the performance and financial position of the consolidated entity for the year ended 30 June 2022.

Cash resources

At 30 June 2022, the consolidated entity had total funds, comprising cash at bank and on hand of $7,361,112 the majority of which is held in US dollars. Total current assets at year-end stand at $7,608,240.

Going concern

The financial statements have been prepared on a going concern basis. The Directors have considered this to be appropriate. Refer to 'Going concern' in note 2 to the financial statements for further details.

Impact of COVID-19

The Directors identify no material impact from the ongoing COVID-19 pandemic to its operations. Given the evolution of the pandemic, the directors will hereafter discontinue routine updates on this topic and will notify the market of COVID-related impact only on an as needed basis.

Kazia Therapeutics Limited Research and Development Overview

The company is an oncology-focused biotechnology company that has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best-in-class agents in a range of oncology indications.

Our lead drug candidate is paxalisib (formerly GDC-0084), a small molecule, brain-penetrant inhibitor of the PI3K/Akt/mTOR pathway. Paxalisib is a potent and selective inhibitor of all four isoforms of phosphoinositide-3-kinase (PI3K) and a moderate inhibitor of the mammalian target of rapamycin (mTOR). The PI3K/Akt/mTOR signaling axis has been shown to be dysregulated in approximately 85-90% of cases of glioblastoma per Cancer Genome Atlas, and is considered a promising target in this disease. Paxalisib is involved in eight active clinical trials for various forms of brain cancer at varying stages of development.

The company is also developing EVT801, a small molecule selective inhibitor of vascular endothelial growth factor receptor 3 (VEGFR3), which was licensed from Evotec SE in April 2021. Evotec has conducted an extensive program of preclinical development. Preclinical data has demonstrated EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immune-oncology agents. A phase 1 study commenced recruitment in November 2021.

Kazia Theraputics Limited **Annual Report 2022** 21

DIRECTORS' REPORT

Broad Clinical Program Ongoing

Sponsor	Phase	Indication	Registration
PAXALISIB			
Global Coalition for Adaptive Research	II/III	Glioblastoma	NCT03970447
Weill Cornell Medicine	II	Glioblastoma (*with ketogenesis*)	NCT05183204
Alliance for Clinical Trials in Oncology	II	Brain metastases	NCT03994796
Dana-Farber Cancer Institute	II	Breast cancer brain metastases (*with Herceptin*)	NCT03765983
Dana-Farber Cancer Institute	II	Primary CNS lymphoma	NCT04906096
Pacific Pediatric Neuro-Oncology Consortium	II	DIPG (childhood brain cancer)	NCT05009992
ST Jude Children's Research Hospital	I	DIPG	NCT03696355
Memorial Sloan Kettering Cancer Center	I	Brain metastases (*with radiotherapy*)	NCT04192981
EVT801			
Kazia Therapeutics	I	Advanced solid tumours	NCT05114668

Research and development report

Paxalisib

The company's lead development candidate is paxalisib (formerly known as GDC-0084), a small molecule, brain-penetrant inhibitor of the PI3K / Akt / mTor pathway, that is being developed as a potential therapy for glioblastoma (GBM), the most common and most aggressive form of primary brain tumour in adults, as well as other forms of brain cancer. Paxalisib is orally administered and is presented in a 15mg capsule formulation. The development candidate is the subject of IND 112,608 with the US FDA.

Paxalisib Genentech Early Development

Paxalisib was developed by Genentech, Inc (South San Francisco, California). Genentech has completed an extensive preclinical development program that provided convincing validation for paxalisib as a potential drug for brain cancer. Genentech also completed a phase I clinical trial in 47 patients with advanced recurrent grade III and grade IV glioma. The most common adverse events were oral mucositis and hyperglycemia. Per RANO criteria, 40% of patients exhibited a best observable response of stable disease, and 26% demonstrated a metabolic partial response on FDG-PET.

Paxalisib Worldwide Exclusive License and Intellectual Property

The company entered into a worldwide exclusive license for the asset in October 2016. Under the terms of the exclusive license agreement with Genentech, Kazia has the right to develop and commercialise the drug in all indications. Genentech is eligible to receive milestone income on commercialisation of the asset and royalties on net sales in any indication. Genentech has no right to direct the development of paxalisib, no right of approval for Kazia to sub-license, and no right of first refusal.

Paxalisib is the subject of granted or pending composition-of-matter patents in all key territories. In general, the expiry of these patents is in December 2031. However, the company expects that it will be able to secure patent term extensions in the most substantial markets, including US, EU, China, Japan, and Korea, and that these extensions will provide effective protection until 2036. In addition, the company has recently received notice of grant for a patent protecting the manufacturing process associated with paxalisib, and this will provide an additional layer of protection in relevant territories until 2036.

The development candidate was granted the International Non-Proprietary Name (INN) 'paxalisib' by the World Health Organisation in December 2019. This was confirmed as the United States Adopted Name (USAN) by the USAN Council in April 2020.

Paxalisib Regulatory Activity

Paxalisib was granted orphan drug designation (ODD) by FDA for glioblastoma in February 2018, and for the broader indication of glioma in August 2020. The development candidate also received Fast Track designation (FTD) for glioblastoma in August 2020, and Rare Pediatric Disease Designation (RPDD) for diffuse midline gliomas in August 2020. In addition, paxalisib was granted ODD by the US FDA for AT/RT, a rare pediatric brain cancer in June 2022 and RPDD in early July. Collectively, these special designations provide paxalisib with enhanced access to FDA, a waiver of PDUFA fees, a period of data exclusivity and, in the specific case of RPDD, the potential to secure a pediatric Priority Review Voucher (pPRV) should paxalisib be approved in either of these indications.

22

Paxalisib Development in Glioblastoma GBM AGILE International Pivotal Study Paxalisib commenced recruitment to GBM AGILE (NCT03970447), a phase II / III adaptive clinical trial in glioblastoma, in January 2021. GBM AGILE is sponsored by the Global Coalition for Adaptive Research, a US-based 501(C)(3) non-profit organisation dedicated to advancing the development of new therapies via the application of cutting-edge statistical methodologies. The study is a platform study, or master protocol study, in which multiple experimental agents are evaluated in parallel, and are compared against a shared control arm. GBM AGILE uses an adaptive Bayesian statistical design to ensure that only the number of patients required to reach a definitive answer are enrolled. Three patient populations are included in the study: newly diagnosed patients with unmethylated MGMT promotor status, newly diagnosed patients with methylated MGMT promotor status, and recurrent patients. Paxalisib is participating in the first and third of these groups but will not examine patients with methylated MGMT promotor status in this study. As at 30 June 2022, five experimental agents are participating in GBM AGILE: Bayer’s regorafenib, Kazia’s paxalisib, VAL-083, manufactured by Kintara Therapeutics, Biohaven’s troriluzole, and Vigeo Therapeutics’ VT1021. The study has screened over 1,000 patients, and approximately fifty sites are engaged. The study opened to the paxalisib arm in Canada in November 2021, in Switzerland in May 2022, and in France in June 2022. The study received IND approval to open in China in December 2021, and work is ongoing as at 30 June 2022 to open sites in this country. GBM AGILE is intended to serve as the registration study for paxalisib in glioblastoma. The study has been designed with registrational intent, and FDA has indicated that it considers the study suitable for this purpose. Post year, on August 1 2022, the company was advised by GCAR that the first stage of the paxalisib arm had completed recruitment. The treatment arm did not meet pre-defined criteria for continuing to a second stage, and patients enrolled in the first stage of the paxalisib arm will therefore continue on treatment as per protocol, and in follow-up, until completion of the final analysis, which the company anticipates receiving in 2H CY2023, as previously disclosed. Given that completion of recruitment has now occurred, the study will not open to the paxalisib arm in Germany or China. The company will work with its licensing partner to determine the way forward in China, given that country’s general requirement for local data to register a new pharmaceutical product. All company personnel continue to be blinded to efficacy and safety data from the ongoing study, as required by regulatory authorities, and so the company remains unable to provide analysis or interpretation of the study until follow-up is complete and final data is available. Final Phase II Glioblastoma Data Presented at ASCO The final data from the company’s phase II study of paxalisib in patients with newly diagnosed glioblastoma and unmethylated MGMT status was presented at the American Society for Clinical Oncology (ASCO) annual meeting in June 2022. The poster presentation described an overall survival (OS) in the intent-to-treat (ITT) population of 15.7 months, and a progression-free survival (PFS) of 8.6 months. These figures compare favourably with the corresponding figures of 12.7 months and 5.3 months which are associated with temozolomide, the existing FDA-approved standard of care, in this patient group. The safety profile of paxalisib continues to appear highly favourable and tolerability was consistent with prior clinical trial experience, with hyperglycaemia, mucositis, and rash among the most common toxicities. In April 2021, the company presented additional interim data focusing on pharmacokinetics at the American Association for Cancer Research Annual Meeting. This data supported 60mg as the go-forward dose, and suggested no significant food effect, allowing for both fed and fasted administration in future studies. Phase II Study in Glioblastoma in Combination with Ketogenesis In June 2021, the company entered into an agreement with the Joan & Stanford I Weill Medical College of Cornell University in New York, NY, known generally as Weill Cornell Medicine, for an investigator-initiated phase II trial combining paxalisib with ketogenesis in patients with newly-diagnosed and recurrent glioblastoma. In addition to the general interest in ketogenic diets as a potential adjunct to treatment for various forms of cancer, research by Professor Lew Cantley and colleagues has demonstrated the potential for insulin to antagonise PI3K inhibition. Administering a PI3K inhibitor in the content of minimal insulin secretion should allow the drug to achieve its full potential, and a combination of ketogenic diet and metformin will be used in this study to achieve a hypoinsulinaemic state. Professor Cantley serves as a scientific advisor to the study, and Dr. Howard Fine, a highly experienced neuro-oncologist is the Principal Investigator. Paxalisib Development in Childhood Brain Cancers Phase I Study in DIPG at St Jude Children’s Research Hospital In February 2020, the company’s collaborators at St Jude Children’s Research Hospital in Memphis, TN completed recruitment to a phase I investigator-initiated clinical study of paxalisib in diffuse intrinsic pontine glioma (DIPG), a rare but highly-aggressive childhood brain cancer with no approved pharmacological treatments. The St Jude study (NCT03696355) seeks to establish an MTD in the pediatric population before enrolling an expansion cohort to seek definitive signals of efficacy. The St Jude study is primarily funded by the hospital, with support via a financial grant from Kazia. In September 2019, the company announced that a pediatric MTD of 27 mg/m2 had been determined, which is approximately comparable to the doses used in adult clinical studies. The investigators reported interim data in an oral presentation at the SNO Annual Meeting in November 2020. The study met its primary objective and determined a maximum tolerated dose for paediatric use of 27 mg/m2. 27 patients were recruited, of whom 24 received at least one dose of paxalisib. The safety profile and pharmacokinetics were highly consistent with the adult data. The study had not at that stage demonstrated a survival benefit. As at 30 June 2022, the study remains in survival follow-up. Kazia Theraputics Limited Annual Report 2022

DIRECTORS’ REPORT Phase II Study in DIPG with the Pacific Pediatric Neuro-Oncology Consortium In November 2021, an international phase II study sponsored by the Pacific Pediatric Neuro-Oncology Consortium (PNOC) commenced recruitment. The study is designed to examine the combination of paxalisib with ONC201 (Chimerix, Inc), and potentially other therapies in the future, for the treatment of DIPG and diffuse midline gliomas (DMGs). Recruitment remains ongoing, with initial data anticipated in CY2023. Preclinical Data in DIPG The PNOC DIPG study is supported by preclinical data from an international consortium of scientists led by Associate Professor Matt Dun at the Hunter Medical Research Institute at the University of Newcastle, Australia. Dr Dun’s work has identified PI3K pathway activation as a primary resistance mechanism to ONC201 and has demonstrated synergistic efficacy when the two drugs are combined in preclinical models of DIPG. This work was the subject of a poster presentation at the annual International Symposium on Pediatric Neuro-Oncology (ISPNO) conference in Hamburg, Germany, in June 2022. Dr Dun also reported case studies of two patients who had received the combination through compassionate access and who had demonstrated marked clinical improvement while on therapy. Preclinical Data in AT/RT At the American Association of Cancer Research (AACR) Annual Meeting in New Orleans, LA, in April 2022, Professor Jeffrey Rubens and colleagues presented preclinical data describing the combination of paxalisib with two other investigational cancer therapies for the treatment of atypical teratoid / rhabdoid tumours (AT/RT), a rate form of childhood brain cancer. Dr Ruben’s team noted both single agent activity for paxalisib and synergy in combination with an HDAC inhibitor and a MEK inhibitor. Paxalisib Development in Brain Metastases Phase II Study in HER2+ Breast Cancer Brain Metastases at Dana Farber Cancer Institute A phase II investigator-initiated clinical study is ongoing at Dana-Farber Cancer Institute in Boston, MA, exploring paxalisib in combination with Herceptin (trastuzumab) for HER2+ breast cancer brain metastases, a population for which there are no approved pharmacological treatments (NCT03765983). The Dana-Farber study is primarily funded by the hospital, with support via a financial grant from Kazia. Initial interim efficacy data is expected in 2H CY2022. Phase II Genomically Guided Study in Brain Metastases Paxalisib is one of the three pharmacological agents being investigated in a multi-drug, genomically-guided clinical study in brain metastases (NCT03994796), sponsored by the Alliance for Clinical Trials in Oncology and substantially funded by the US National Cancer Institute. The study assigns patients to either paxalisib, abemaciclib (Eli Lilly & Co), or entrectinib (Genentech, Inc) on the basis of their tumour’s genetic characteristics. Each drug is investigated in parallel in three patient cohorts: breast cancer, lung cancer, and other tumours. In June 2022, Kazia was informed that paxalisib had graduated to an expansion stage of the study in breast cancer, with work ongoing in the other two cohorts. Phase I Study in Brain Metastases in Combination with Whole Brain Radiotherapy Paxalisib is the subject of a phase I study in combination with whole brain radiotherapy for the treatment of brain and leptomeningeal metastases, sponsored by Memorial Sloan Kettering Cancer Center in New York, NY (NCT04192981). Whole brain radiotherapy (WBRT) is a ubiquitous therapeutic modality in this patient population, with an estimated 200,000 patients receiving treatment each year in the United States alone. The first stage of the study comprises approximately 12 patients and is designed to determine the maximum tolerated dose of paxalisib when combined with WBRT. On the basis of promising results, the study has the potential to open a second stage which will recruit a further 12 patients. Post period, on August 5 2022, the company announced an upcoming oral presentation of promising new data from an ongoing phase 1 clinical trial of paxalisib in combination with radiotherapy for the treatment of brain metastases, sponsored by Memorial Sloan Kettering Cancer Center in New York, NY . Interim data from the first stage of the study reports that all 9 evaluable patients experienced complete or partial response, representing an overall response rate (ORR) of 100%, according to RANO-BM criteria. The patients comprised a range of primary tumours, with breast cancer the most common, representing one third of patients. The trial is designed in two stages: an initial exploratory stage and a confirmatory expansion stage. Recruitment to the expansion stage has already commenced, with the objective of recruiting an additional 12 patients. Paxalisib Development in Primary CNS Lymphoma (PCNSL) Phase II Study in PCNSL at Dana-Farber Cancer Institute A phase II study is ongoing at Dana Farber Cancer Institute in Boston, MA, to investigate paxalisib as monotherapy in patients with PCNSL (NCT04906096). Four of the five PI3K inhibitors that have received FDA approval have been indicated for lymphoma outside the CNS, and so this may be considered a high potential indication for paxalisib. The study commenced recruitment in 2021 and remains ongoing as at 30 June 2022.

EVT801 The company’s second development candidate is EVT801, a small-molecule selective inhibitor of vascular endothelial growth factor receptor 3 (VEGFR3). EVT801 was originally discovered by Sanofi SA and was licensed to Evotec SE as part of a broader transaction. Evotec conducted an extensive program of preclinical development, which showed compelling evidence of activity in broad range of animal models. The drug was licensed to Kazia in April 2021. EVT801 Worldwide Exclusive License and Intellectual Property The company entered into an exclusive worldwide license agreement with Evotec SE in April 2021, under which Kazia has the right to develop and commercialise the asset in all indications. Evotec stands to receive up to €301 million in contingent milestone payments, and a royalty on net sales. Evotec has no right to direct the development of EVT801, no right of approval for Kazia to sub-license, and no right of first refusal. However, in the event of sub-licensing, Kazia may under certain circumstances share a portion of receipts from a sub-licensee with Evotec. EVT801 is protected by granted or pending composition-of-matter patents in all key territories, with exclusivity generally through to the early 2030s. Phase I Study in Advanced Solid Tumours In November 2021, Kazia commenced recruitment to a phase I, first-in-human, multiple-ascending-dose, clinical trial of EVT801 in patients with advanced solid tumours (NCT05114668). The trial is being performed at two hospitals in France: Oncopole in Toulouse and Centre Léon Beraud in Lyons. In addition to the primary endpoints of safety and tolerability, the study is designed to include a rich array of biomarkers that will allow a deeper understanding of the drug’s pharmacology and may inform design of subsequent studies. As at 30 June 2022, the study remains ongoing, with initial data anticipated in 1H CY2023. Subsequent events GBM AGILE Pivotal Study On 1 August 2022, the company was advised by the Global Coalition for Adaptive Research (GCAR) that the first stage of the paxalisib arm in the company’s GBM AGILE pivotal study had completed recruitment. The treatment arm did not meet pre-defined criteria for continuing to a second stage, and patients enrolled in the first stage of the paxalisib arm will therefore continue on treatment as per protocol, and in follow-up, until completion of the final analysis, which the company anticipates receiving in 2H CY2023, as previously disclosed. Given that completion of recruitment has now occurred, the study will not open to the paxalisib arm in Germany or China. The company will work with its licensing partner to determine the way forward in China, given that country’s general requirement for local data to register a new pharmaceutical product. All company personnel continue to be blinded to efficacy and safety data from the ongoing study, as required by regulatory authorities, and so the company remains unable to provide analysis or interpretation of the study until follow-up is complete and final data is available. At-The-Market (ATM) Facility In May 2022, the company established the NASDAQ based ATM financing facility with Oppenheimer and Company. During the months of July and August through 11 August 2022, the company raised total proceeds for the period of US$2.53million (approximately AU$3.67million). The weighted average share price from ATM financings is AU$0.50 cents per ordinary share, increasing the total shares outstanding to 149,636,656 and materially expanding the company’s runway with minimal dilution to existing shareholders. On the most active day during this period, the ATM accounted for 5% of the day’s trading volume, implying minimal price impact as a result of its use. Of note, shares issued under the ATM are issued at the spot market price, with no discount, no accompanying warrants or options, and with banking fees approximately half of those associated with more traditional financing methods. No other matter or circumstance has arisen since 30 June 2022 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years. Significant changes in the state of affairs There were no significant changes in the state of affairs of the consolidated entity during the financial year. Likely developments and expected results of operations The consolidated entity has a reasonable expectation that over the course of the coming 12 months: • Interim results will be reported from the phase II clinical trial of paxalisib in combination with trastuzumab in breast cancer metastases; • Interim results will be reported from the phase II genomically-guided study of paxalisib in brain metastases; • Interim results will be reported from the phase I study of paxalisib in combination with radiotherapy in brain metastases; and • Final data will be reported from the phase I study of paxalisib in children with diffuse intrinsic pontine glioma (DIPG).    Kazia Theraputics Limited Annual Report 2022

DIRECTORS’ REPORT Environmental regulation The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law. Information on directors ‘Other current directorships’ quoted below are current directorships for listed entities only and excludes directorships of all other types of entities, unless otherwise stated. ‘Former directorships (last 3 years)’ quoted below are directorships held in the last 3 years for listed entities only and excludes directorships of all other types of entities, unless otherwise stated. Name: Iain Ross Title: Non-Executive Director, Chairman Qualifications: B.Sc. (Hons). C Dir. Experience and expertise: Iain, based in the UK, is an experienced Director and has served on a number of Australian company boards. He is Chairman of Silence Therapeutics plc (NASDAQ:SLN), ReNeuron Group plc (LSE:RENE) and BiVitctriX Therapeutics plc (LSE:BVX) as well as unlisted Biomer Technology Limited. In his career he has held senior positions in Sandoz AG, Fisons Plc, Hoffmann-La Roche AG and Celltech Group Plc and also undertaken a number of start-ups and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of Ł500 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has over 25 years in cross-border management as a Chairman and CEO. He has led and participated in 8 Initial Public Offerings,(5 LSE, 1 ASX, 2 NASDAQ) and has direct experience of mergers and acquisitions transactions in Europe, USA and the Pacific Rim Other current directorships: Silence Therapeutics plc (LSE:SLN), ReNeuron Group plc (LSE:RENE) and BiVictriX Therapeutics plc (LSE:BVX) Former directorships (last 3 years): Redx Pharma plc (LSE:REDX), e-Therapeutics plc (LSE:ETX) and Palla Pharma Limited (ASX:PAL) Special responsibilities: Member of Remuneration and Nomination Committee, Member of Audit, Risk and Governance Committee. Interests in shares: 1,075,001 ordinary shares Interests in options: 400,000 options with exercise price of $1.132 expiring 9 November 2024 Contractual rights to shares: None Name: Bryce Carmine Title: Non-Executive Director Qualifications: B.Sc., Biochemistry, Microbiology & Genetics Experience and expertise: Bryce spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he lead the Global Pharmaceutical Sales and Marketing and was a member of the company’s Executive Committee. Mr Carmine previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly. During his career with Lilly, Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea. Bryce is currently Chairman and CEO of HaemaLogiX Pty Ltd, a Sydney based privately owned biotech. Other current directorships: None Former directorships (last 3 years): None Special responsibilities: Member of Audit, Risk and Governance Committee, Chair of Remuneration and Nomination Committee. Interests in shares: 419,862 ordinary shares Interests in options: 400,000 options with exercise price of $1.132 expiring 9 November 2024 Contractual rights to shares: None

Name:	Steven Coffey
Title:	Non-Executive Director
Qualifications:	B. Comm, CA
Experience and expertise:	Steven is a Chartered Accountant and registered company auditor and has over 35 years experience in the accounting and finance industry. He has been a partner with the chartered accounting firm Watkins Coffey Martin which recently merged with Charternet Chartered Accountants and Steven is a consultant to that group. Steven sits on the board of a number of large private family companies and audits a number of large private companies and not-for-profit entities.
Other current directorships:	None
Former directorships (last 3 years):	The Docyard Limited (ASX:TDY)
Special responsibilities:	Chair of Audit, Risk and Governance Committee, Member of Remuneration and Nomination Committee.
Interests in shares:	484,265 ordinary shares
Interests in options:	400,000 options with exercise price of $1.132 expiring 9 November 2024
Contractual rights to shares:	None
Name:	Dr James Garner
Title:	Chief Executive Officer, Managing Director
Qualifications:	MA, MBA, MBBS, BSc (Hons), MAICD
Experience and expertise:	Dr Garner is an experienced life sciences executive who has previously worked with companies ranging from small biotechs to multinational pharmaceutical companies such as Biogen and Takeda. His career has focused on regional and global development of new medicines from preclinical to commercialisation. Dr Garner is a physician by training and holds an MBA from the University of Queensland. He began his career in hospital medicine and worked for a number of years as a corporate strategy consultant with Bain & Company before entering the pharmaceutical industry. Prior to joining Kazia in 2016, he led R&D strategy for Sanofi in Asia-Pacific and was based in Singapore.
Other current directorships:	None
Former directorships (last 3 years):	None
Interests in shares:	500,000 ordinary shares
Interests in options:	1,200,000 options with exercise price of $0.4925 expiring 13 November 2023 800,000 options with exercise price of $0.8812 expiring 9 November 2024 1,000,000 options with exercise price of $1.69 expiring 16 November 2025 1,500,000 options with exercise price of $2.24 expiring 16 November 2025
Contractual rights to shares:	None

Company secretary

Kate Hill (CA, GAICD, BSc (Hons)) has held the role of Company Secretary since 9 September 2016.

Kate has over 20 years' experience as an audit partner with Deloitte Touche Tohmatsu, working with ASX listed and privately owned clients. She has worked extensively in regulated environments including assisting with Initial Public Offerings, capital raising and general compliance, as well as operating in an audit environment. She is a Non-executive Director of Countplus Limited and Elmo Software Limited (ASX:ELO) as well as Chair of their Audit and Risk Committees. She is also Chair of Seeing Machines Limited (LSE:SEE).

2022 at a Glance
Chairman's Letter
CEO's Report
Key Milestones
Pipeline Review
ESG
Our Collaborators
Financial Reports

Kazia Theraputics Limited **Annual Report 2022** 27

DIRECTORS' REPORT

Meetings of directors

The number of meetings of the company's Board of Directors ('the Board') and of each Board committee held during the year ended 30 June 2022, and the number of meetings attended by each director were:

	Full Board		Audit, Risk & Governance Committee		Remuneration & Nomination Committee	
	Attended	Held	Attended	Held	Attended	Held
Iain Ross	11	11	3	3	3	3
Bryce Carmine	11	11	3	3	3	3
Steven Coffey	11	11	3	3	3	3
James Garner	11	11	-	-	-	-

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Note: James Garner is not a member of the Audit, Risk and Governance Committee or the Remuneration and Nomination Committee, but attended all meetings as a guest.

Remuneration report (audited)

The remuneration report, which has been audited, outlines the Key Management Personnel ('KMP') remuneration arrangements for the consolidated entity, in accordance with the requirements of the Corporations Act 2001 and its Regulations.

KMP are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the group, directly or indirectly.

The remuneration report is set out under the following main headings:

- Principles used to determine the nature and amount of remuneration
- Details of remuneration
- Service agreements
- Share-based compensation
- Additional disclosures relating to key management personnel

Principles used to determine the nature and amount of remuneration

Remuneration philosophy

Remuneration for Directors and Senior Executives is based on the overall objective of attracting and retaining people of high quality who will make a worthwhile contribution to the consolidated entity in the short, medium and long term, and thereby contribute to long term shareholder value. The Board and its Remuneration and Nomination Committee take a balanced position between the need to pay market rates to attract talent, and the financial resources of the consolidated entity, in determining remuneration.

Non-Executive Directors remuneration

The Constitution of the consolidated entity and the ASX listing rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by General Meeting. The last determination for the consolidated entity was at the Annual General Meeting held on 7 November 2020 when the shareholders approved an aggregate remuneration of $700,000.

Non-Executive Directors' fees are reviewed periodically by the Board and are regularly compared with those of companies of comparable market capitalisation and stage of development. The Chairman's fees are determined independently to the fees of other non-executive Directors based on comparative roles in the external market.

The directors fees did not change during the financial year ended 30 June 2022 and no options were awarded.

28

Executive Directors and other KMP The Board and the Remuneration and Nomination Committee, in consultation with the Managing Director, have put in place a remuneration structure which provides incentive for employees to drive the activities of the company forward. These arrangements are reviewed annually at the end of the calendar year. The Board determines an appropriate level of fixed remuneration for the CEO and Group Executives, as well as the proportion of performance based remuneration. The executive remuneration and reward framework has three components: fixed remuneration short-term performance incentives—cash bonus share-based payments—award of options through the ESOP Fixed remuneration is reviewed annually by the Remuneration and Nomination Committee based on individual performance, the overall performance of the consolidated entity and comparable market remunerations. The Remuneration and Nomination Committee approved increases in fixed remuneration during the financial year ended 30 June 2022. The short-term incentives program is designed to align the targets of the consolidated entity with the performance hurdles of executives. Short-term incentive payments are granted to executives based on specific annual performance objectives, metrics and performance appraisals. Annual performance reviews are conducted at the end of each calendar year and bonuses are paid shortly after the performance reviews are completed. Annual performance objectives cover matters such as progress in clinical trials, and management of the Company’s financial resources. The Board or the Remuneration and Nomination Committee may, at its discretion, award bonuses for exceptional performance. During the year the Remuneration and Nomination Committee approved the payment of cash bonuses to the CEO and employees in respect of the financial year ended 30 June 2021. The long-term incentive comprises equity-based payments. The consolidated entity aims to attract and retain high calibre executives, and align their interests with those of the shareholders, by granting equity-based payments which are issued at to the share price on date of issue and vest in tranches based on tenure. The share-options issued to executives are governed by the ESOP. Employee share option plan The Employee Share Option Plan (‘ESOP’) was most recently approved by shareholders on 10 November 2021. The ESOP provides for the issue of options to eligible individuals, being employees, Non-executive directors and Officers of the consolidated entity. Each option issued under the ESOP entitles its holder to acquire one fully paid ordinary share and is exercisable at a price based on a formula, which includes the weighted average price of such shares at the close of trading on the Australian Securities Exchange for the seven days prior to the date of issue, and may include a premium. The number of options offered, the amount payable, the vesting period, the option period, the conditions of exercise or any other factors are at the discretion of the Board of Directors. The consolidated entity issued 4,800,000 share options under the ESOP during the financial year ended 30 June 2022, of which 4,300,000 were issued to KMP. Any change to the ESOP will require approval by shareholders. Use of remuneration consultants During the year ended 30 June 2022 the consolidated entity did not engage remuneration consultants to assist with the determination of remuneration levels.

DIRECTORS' REPORT

Details of remuneration

Amounts of remuneration

Details of the remuneration of key management personnel of the consolidated entity are set out in the following tables.

The KMP of the consolidated entity consisted of the following directors of Kazia Therapeutics Limited:

- Iain Ross - Non-Executive Director, Chairman
- Bryce Carmine - Non-Executive Director
- Steven Coffey - Non-Executive Director
- Dr James Garner - Managing Director, CEO

And the following persons:

- Kate Hill - Company Secretary
- John Friend - Chief Medical Officer - from 15 November 2021
- Gabrielle Heaton - Director Finance & Administration - to 2 January 2022
- Karen Krumeich - Chief Financial Officer - from 3 January 2022

Changes within the reporting period:

John Friend was appointed as Chief Medical Officer and commenced employment on 15 November 2021.

Karen Krumeich was appointed as Chief Financial Officer and commenced employment on 3 January 2022. Consequently Gabrielle Heaton is no longer considered to be key management personnel and therefore only remuneration from 1 July 2021 to 2 January 2022 is shown below.

	Short-term benefits					Post-employment benefits	Share-based payments	
2022	Salary & fees Cash $	Bonus Cash $	Movements in accrued leave Non-monetary $	Movements in long service leave Non-monetary $	Healthcare & Insurance Cash $	Super-annuation $	Options Equity-settled $	Total $
Non-Executive Directors:								
I Ross*	150,546	-	-	-	-	-	46,159	196,705
B Carmine	85,000	-	-	-	-	8,500	46,159	139,659
S Coffey	85,000	-	-	-	-	8,500	46,159	139,659
Executive Directors:								
J Garner	530,500	325,000	35,905	12,074	-	85,550	1,015,198	2,004,227
Other Key Management Personnel:								
J Friend**	430,279	201,978	34,336	-	26,819	-	250,194	943,606
K Krumeich***	277,972	-	15,272	-	6,307	-	100,331	399,882
G Heaton	104,000	30,000	2,337	19,262	-	13,400	27,910	196,909
K Hill	195,501	21,000	-	-	-	-	27,820	244,321
	1,858,798	577,978	87,850	31,336	33,126	115,950	1,559,930	4,264,968

* Salary paid in UK pounds, but disclosed in Australian dollars using conversion rate of 0.5447

** Salary paid in USD, but disclosed in Australian dollars using conversion rate of 0.7192

*** Salary paid in USD, but disclosed in Australian dollars using conversion rate of 0.7195

30

2021	Short-term benefits Salary & fees Cash $	Bonus Cash $	Movements in accrued leave Non-monetary $	Post-employment benefits Super-annuation $	Share-based payments Options Equity-settled $	Total $
Non-Executive Directors:						
I Ross*	147,436	20,000	-	-	119,067	286,503
B Carmine	82,500	22,500	-	9,975	119,067	234,042
S Coffey	82,500	22,500	-	9,975	119,067	234,042
Executive Directors:						
J Garner	503,000	240,000	90,400	70,585	228,651	1,132,636
Other Key Management Personnel:						
G Heaton	204,000	25,000	(241)	21,755	15,069	265,583
K Hill	108,525	26,400	-	-	15,677	150,602
	1,127,961	356,400	90,159	112,290	616,598	2,303,408

* Salary paid in UK pounds, but disclosed in Australian dollars using a conversion rate of 0.5562

The relative proportions of remuneration that are linked to performance and those that are at risk

	Fixed remuneration		At risk - STI		At risk - LTI	
Name	2022	2021	2022	2021	2022	2021
Non-Executive Directors:						
I Ross	**77%**	51%	**-**	7%	**23%**	42%
B Carmine	**67%**	40%	**-**	10%	**33%**	50%
S Coffey	**67%**	40%	**-**	10%	**33%**	50%
Executive Directors:						
J Garner	**33%**	59%	**16%**	21%	**51%**	20%
Other Key Management Personnel:						
J Friend	**52%**	-	**21%**	-	**27%**	-
K Krumeich	**75%**	-	**-**	-	**25%**	-
G Heaton	**71%**	85%	**15%**	9%	**14%**	6%
K Hill	**80%**	72%	**9%**	18%	**11%**	10%

Consequences of performance on shareholder wealth

Shareholder wealth in a company engaged in drug development is best delivered through retention of KMPs with an expert level of knowledge of our drug candidates. Non performance vesting options best deliver this value to investors, through driving an increased retention of KMPs. The directors have selected a CEO and key management team who, in the directors opinion, are well placed to realise such an outcome for our shareholders.

	June 2016	June 2017	June 2018	June 2019	June 2020	June 2021	June 2022
Enterprise Value	6,451,958	8,704,373	13,496,157	15,715,234	34,751,206	145,349,234	77,973,444
Total bonuses paid to KMP	38,967	191,135	-	125,400	212,500	356,400	577,978
Number of bonus participants	4	5	-	3	3	6	4
Share options issued to KMP	8,800,000	450,000	362,000	100,000	1,300,000	2,100,000	4,300,000
Number of KMP granted options	3	2	2	2	3	6	5

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Kazia Theraputics Limited **Annual Report 2022** 31

DIRECTORS’ REPORT Voting and comments made at the consolidated entity’s last Annual General Meeting The consolidated entity received 92.29% of “yes” votes on its Remuneration Report for the financial year ending 30 June 2021. The consolidated entity received no specific feedback on its Remuneration Report at the Annual General Meeting. Bonuses included in remuneration Details of short term incentive cash bonuses awarded as remuneration to each key management personnel are included in the above tables. Service agreements Under Remuneration and Nomination Committee policy, employment contracts are entered into with each of the executives who is considered to be KMP. Under the terms of the contracts, remuneration is reviewed at least annually. The employment contracts of KMPs include a termination clause whereby a party can terminate the agreement on notice. Such notice may vary between 4 weeks and 6 months. Under the terms of each contract, payment in lieu can be made by the consolidated entity to substitute the notice period. The consolidated entity may terminate the contracts at any time without cause if serious misconduct has occurred. In the event that employment is terminated for cause, no severance pay or other benefits are payable by the consolidated entity. Remuneration and other terms of employment for key management personnel are formalised in service agreements. Details of these agreements are as follows: Name: James Garner Title: Chief Executive Officer, Managing Director Agreement commenced: 1 February 2016 Term of agreement: Full-time employment Details: Base salary to be reviewed annually by the Remuneration and Nomination Committee. James’s appointment with the consolidated entity may be terminated with the consolidated entity giving 6 months’ notice or by James giving 6 months’ notice. The consolidated entity may elect to pay James equal amount to that proportion of his salary equivalent 6 months’ pay in lieu of notice, together with any outstanding entitlements due to him. The current base salary, as from 1 January 2022, is $543,000 including an allowance for healthcare benefits. Name: Karen Krumeich Title: Chief Financial Officer Agreement commenced: 3 January 2022 Term of agreement: Full time employment Details: Base salary for the year ending 30 June 2022 of USD400,000 and health care and insurance benefits, to be reviewed annually by the Remuneration and Nomination Committee. Karen’s employment with the consolidated entity is at-will, and if terminated, it must pay any outstanding entitlements due to her. Name: John Friend Title: Chief Medical Officer Agreement commenced: 15 November 2021 Term of agreement: Full-time employment Details: Base salary for the year ending 30 June 2022 of USD492,000, a sign on bonus of USD120,000 paid after 60 days commencement and healthcare and insurance benefits to be reviewed annually by the Remuneration and Nomination Committee. John’s employment with the consolidated entity is at-will, and if terminated, it must pay any outstanding entitlements due to him.

Name: Gabrielle Heaton Title: Director of Finance and Administration Agreement commenced: 13 March 2017 Term of agreement: Full time employment Details: Base salary to be reviewed annually by the Remuneration and Nomination Committee. Gabrielle’s appointment with the consolidated entity may be terminated with the consolidated entity giving 4 weeks’ notice or by Gabrielle giving 4 weeks’ notice. The consolidated entity may elect to pay Gabrielle equal amount to that proportion of her salary equivalent 4 weeks’ pay in lieu of notice, together with any outstanding entitlements due to her. The current base salary, from 1 January 2022, is $218,000. Name: Kate Hill Title: Company Secretary Agreement commenced: 9 September 2016 Term of agreement: Part-time contractor Details: Base remuneration is based on time worked. Daily rate to be reviewed annually by the Remuneration and Nomination Committee, with a monthly rate of $5,950 for a one-day week, applied from 1 June 2022. The contract is open ended. Kate’s appointment with the consolidated entity may be terminated with the consolidated entity giving 60 days’ notice or by Kate giving 60 days’ notice. Key management personnel have no entitlement to termination payments in the event of removal for misconduct. Share-based compensation Issue of options The terms and conditions of each grant of options over ordinary shares granted as remuneration to Directors or other Key Management Personnel in this financial year or future financial years are set out below. The options issued on 16 November 2021 were to James Garner (1,000,000 options with an exercise price set at a premium to the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date with a value of $850,000 and 1,500,000 options with an exercise price set at a premium to the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date with a value of $1,125,000), and John Friend (800,000 options with an exercise price set at the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date with a value of $776,000). The options issued on 1 February 2022 were to Kate Hill (100,000 options with an exercise price set at the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date with a value of $59,000), Gabrielle Heaton (100,000 options with an exercise price set at the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date with a value of $59,000) and Karen Krumeich (800,000 options with an exercise price set at the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date with a value of $472,000). Service conditions are that any unvested options are forfeit on cessation of employment. There are no performance conditions, consistent with the Company’s Employee Share Option Plan rules, as reapproved by shareholders on 6 November 2020. Kazia Theraputics Limited Annual Report 2022

DIRECTORS' REPORT

The terms and conditions of each grant of options over ordinary shares affecting remuneration of Directors and other Key Management Personnel in this financial year or future reporting years are as follows:

Grant date	Vesting date and exercisable date	Expiry date	Exercise Price	Fair value per option at grant date
16 November 2021	16 November 2021	16 November 2025	$1.6900	$0.850
16 November 2021	16 November 2022	16 November 2025	$1.6900	$0.850
16 November 2021	16 November 2023	16 November 2025	$1.6900	$0.850
16 November 2021	16 November 2024	16 November 2025	$1.6900	$0.850
16 November 2021	16 November 2022	16 November 2025	$2.2400	$0.750
16 November 2021	16 November 2023	16 November 2025	$2.2400	$0.750
16 November 2021	16 November 2024	16 November 2025	$2.2400	$0.750
16 November 2021	16 November 2022	16 November 2026	$1.5600	$0.970
16 November 2021	16 November 2023	16 November 2026	$1.5600	$0.970
16 November 2021	16 November 2024	16 November 2026	$1.5600	$0.970
16 November 2021	16 November 2025	16 November 2026	$1.5600	$0.970
1 February 2022	1 February 2023	1 February 2027	$0.9400	$0.590
1 February 2022	1 February 2024	1 February 2027	$0.9400	$0.590
1 February 2022	1 February 2025	1 February 2027	$0.9400	$0.590
1 February 2022	1 February 2026	1 February 2027	$0.9400	$0.590

Additional disclosures relating to key management personnel

Option holding

The number of options over ordinary shares in the company held during the financial year by each Director and other members of Key Management Personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Granted as remuneration	Exercised	Disposed (for KMP reporting purposes only)	Balance at the end of the year
Options over ordinary shares					
J Garner*	2,000,000	2,500,000	-	-	4,500,000
K Hill*	125,000	100,000	(25,000)	-	200,000
G Heaton**	195,500	100,000	-	(295,500)	-
Iain Ross*	400,000	-	-	-	400,000
Bryce Carmine*	400,000	-	-	-	400,000
Steven Coffey*	400,000	-	-	-	400,000
John Friend*	-	800,000	-	-	800,000
Karen Krumeich*	-	800,000	-	-	800,000
	3,520,500	4,300,000	(25,000)	(295,500)	7,500,000

* Options issued under the Employee Share Option Plan. Unvested options are forfeited upon cessation of employment with the Company.

** Options issued under the Employee Share Option Plan. Unvested options are forfeited upon cessation of employment with the Company. Disposal for KMP reporting purposes only. G Heaton still holds 295,500 options.

During the year, 25,000 options were exercised by K Hill.

34

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Shareholding

The number of shares in the company held during the financial year by each director and other members of Key Management Personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Purchased on market	Disposed* (For KMP reporting purposes only)	Exercise of options	Balance at the end of the year
Ordinary shares					
B Carmine	372,693	47,169	-	-	419,862
S Coffey	434,265	50,000	-	-	484,265
I Ross	1,000,001	75,000	-	-	1,075,001
J Garner	430,000	70,000	-	-	500,000
K Hill	295,000	-	-	25,000	320,000
G Heaton	113,168	-	(113,168)	-	-
	2,645,127	242,169	(113,168)	25,000	2,799,128

* G Heaton still holds 113,168 shares. Disposal is for the purposes of KMP reporting only.

	Vested and exercisable	Unvested	Balance at the end of the year
Options over ordinary shares - vested and unvested			
J Garner	1,850,000	2,650,000	4,500,000
K Hill	37,500	162,500	200,000
I Ross	300,000	100,000	400,000
B Carmine	300,000	100,000	400,000
S Coffey	300,000	100,000	400,000
J Friend	-	800,000	800,000
K Krumeich	-	800,000	800,000
	2,787,500	4,712,500	7,500,000

Other transactions with key management personnel and their related parties

There was no other transaction with KMP and their related parties.

This concludes the remuneration report, which has been audited.

Kazia Theraputics Limited **Annual Report 2022** 35

DIRECTORS’ REPORT Shares under option Unissued ordinary shares of Kazia Therapeutics Limited under option at the date of this report are as follows. All options are unlisted and were issued under the Company’s Employee Share Option Plan.    Exercise Closing Grant date Expiry date Price Balance 7 August 2017 7 August 2022 $0.6700 15,500 5 February 2018 5 February 2023 $0.7800 240,000 13 November 2019 13 November 2023 $0.4930 1,200,000 13 January 2020 13 January 2025 $0.8810 200,000 9 November 2020 9 November 2024 $0.8810 800,000 9 November 2020 9 November 2024 $1.1320 1,200,000 4 January 2021 4 January 2025 $1.6900 200,000 9 September 2021 21 June 2026 $1.3700 100,000 16 November 2021 16 November 2025 $1.6900 1,000,000 16 November 2021 16 November 2025 $2.2400 1,500,000 16 November 2021 16 November 2026 $1.5600 800,000 1 February 2022 1 February 2027 $0.9400 1,300,000 24 May 2022 24 May 2027 $0.7800 100,000    8,655,500 No person entitled to exercise the options had or has any right by virtue of the option to participate in any share issue of the company or of any other body corporate. The following ordinary shares of Kazia Therapeutics Limited were issued during the year ended 30 June 2022 and up to the date of this report on the exercise of options granted: 25,000 shares with an exercise price of 0.67 cents with an option grant date of 7 August 2017. Indemnity and insurance of officers The consolidated entity has not indemnified the Directors and Executives of the consolidated entity for costs incurred, in their capacity as a Director or Executive, for which they may be held personally liable, except where there is a lack of good faith. During the financial year, the consolidated entity paid a premium in respect of a contract to insure the Directors and Executives of the consolidated entity against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. Indemnity and insurance of auditor The consolidated entity has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the consolidated entity or any related entity against a liability incurred by the auditor. During the financial year, the consolidated entity has not paid a premium in respect of a contract to insure the auditor of the consolidated entity or any related entity. Proceedings on behalf of the company No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

Non-audit services Details of the amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor are outlined in note 25 to the financial statements. The Directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor’s behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are of the opinion that the services as disclosed in note 25 to the financial statements do not compromise the external auditor’s independence requirements of the Corporations Act 2001 for the following reasons: all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor; and none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor’s own work, acting in a management or decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risks and rewards. All services have been pre-approved by the Audit, Risk and Governance Committee. Officers of the company who are former partners of Grant Thornton Audit Pty Ltd There are no officers of the company who are former partners of Grant Thornton Audit Pty Ltd. Auditor’s independence declaration A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report. Auditor Grant Thornton Audit Pty Ltd continues in office in accordance with section 327 of the Corporations Act 2001. This report is made in accordance with a resolution of Directors, pursuant to section 298(2)(a) of the Corporations Act 2001. On behalf of the Directors Mr Iain Ross Chairman 29 August 2022 Sydney Dr James Garner Managing Director, Chief Executive Officer

AUDITOR'S INDEPENDENCE DECLARATION

AUDITOR'S INDEPENDENT DECLARATION

GrantThornton

Grant Thornton Audit Pty Ltd
Level 17
383 Kent Street
Sydney NSW 2000
Locked Bag Q800
Queen Victoria Building NSW
1230

T +61 2 8297 2400

Auditor's Independence Declaration

To the Directors of Kazia Therapeutics Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of (Kazia Therapeutics Limited) for the year ended 30 June 2022, I declare that, to the best of my knowledge and belief, there have been:

a no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b no contraventions of any applicable code of professional conduct in relation to the audit.

Grant Thornton

Grant Thornton Audit Pty Ltd
Chartered Accountants

M Aziz
Partner – Audit & Assurance

Sydney, 29 August 2022

www.grantthornton.com.au
ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. 'Grant Thornton' refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another's acts or omissions. In the Australian context only, the use of the term 'Grant Thornton' may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

38

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME For the year ended 30 June 2022    Consolidated Note 2022 2021    $ $ Revenue 5—15,182,711 Other income 6 24,956 2,192 Finance income 2,094 42,240 Expenses    Research and development expense (20,252,152) (14,541,366) General and administrative expense (4,511,463) (7,021,823) Loss on revaluation of contingent consideration 3 (152,287) (2,570,261) Commercialisation expense (127,043)—Loss before income tax benefit (25,015,895) (8,906,307) Income tax benefit 8 368,080 484,347 Loss after income tax benefit for the year attributable to the owners of    Kazia Therapeutics Limited (24,647,815) (8,421,960) Other comprehensive income    Items that may be reclassified subsequently to profit or loss    Net exchange difference on translation of financial statements of foreign    controlled entities, net of tax 34,615 1,868 Other comprehensive income for the year, net of tax 34,615 1,868 Total comprehensive income for the year attributable to the owners of Kazia    Therapeutics Limited (24,613,200) (8,420,092)    Cents Cents Basic earnings per share 32 (18.61) (7.16) Diluted earnings per share 32 (18.61) (7.16) The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes Kazia Theraputics Limited Annual Report 2022

FINANCIAL REPORT STATEMENT OF FINANCIAL POSITION As at 30 June 2022    Consolidated Note 2022 2021    $ $ Assets    Current assets    Cash and cash equivalents 9 7,361,112 27,586,760 Trade and other receivables 10 90,975 84,362 Other assets 12 156,153 1,719,696 Total current assets 7,608,240 29,390,818 Non-current assets    Intangibles 13 20,049,652 22,002,593 Trade & other receivables—non-current 11 7,300,870 6,693,628 Total non-current assets 27,350,522 28,696,221 Total assets 34,958,762 58,087,039 Liabilities    Current liabilities    Trade and other payables 14 3,760,120 4,932,660 Employee benefits 15 166,196 229,337 Contingent consideration 16 758,840 3,164,557 Total current liabilities 4,685,156 8,326,554 Non-current liabilities    Deferred tax 17 2,560,361 2,928,441 Employee benefits 15 319,017 54,684 Contingent consideration 16 8,755,941 8,926,641 Total non-current liabilities 11,635,319 11,909,766 Total liabilities 16,320,475 20,236,320 Net assets 18,638,287 37,850,719 Equity    Contributed equity 18 84,480,249 80,290,062 Other contributed equity 19—464,000 Reserves 20 2,411,665 1,300,566 Accumulated losses (68,253,627) (44,203,909) Total equity 18,638,287 37,850,719 The above statement of financial position should be read in conjunction with the accompanying notes

STATEMENT OF CHANGES IN EQUITY
For the year ended 30 June 2022

Consolidated	Contributed equity $	Other contributed equity $	Foreign currency translation reserve $	Share based payments reserve $	Accumulated losses $	Total equity $
Balance at 1 July 2020	48,781,214	464,000	(455,188)	1,521,111	(36,185,557)	14,125,580
Loss after income tax benefit for the year	-	-	-	-	(8,421,960)	(8,421,960)
Other comprehensive income for the year, net of tax	-	-	1,868	-	-	1,868
Total comprehensive income for the year	-	-	1,868	-	(8,421,960)	(8,420,092)
Shares issued (note 18)	32,908,949	-	-	-	-	32,908,949
Share issue costs (note 18)	(1,673,388)	-	-	-	-	(1,673,388)
Transactions with owners in their capacity as owners:						
Issue of shares on exercise of options	273,287	-	-	(80,353)	80,353	273,287
Share based payment (note 33)	-	-	-	636,383	-	636,383
Expired options	-	-	-	(323,255)	323,255	-
Balance at 30 June 2021	80,290,062	464,000	(453,320)	1,753,886	(44,203,909)	37,850,719

The above statement of changes in equity should be read in conjunction with the accompanying notes

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Kazia Theraputics Limited **Annual Report 2022**
41

FINANCIAL REPORT

STATEMENT OF CHANGES IN EQUITY CONTINUED
For the year ended 30 June 2022

Consolidated	Contributed equity $	Other contributed equity $	Foreign currency translation reserve $	Share based payments reserve $	Accumulated losses $	Total equity $
Balance at 1 July 2021	80,290,062	464,000	(453,320)	1,753,886	(44,203,909)	37,850,719
Loss after income tax benefit for the year	-	-	-	-	(24,647,815)	(24,647,815)
Other comprehensive income for the year, net of tax	-	-	34,615	-	-	34,615
Total comprehensive income for the year	-	-	34,615	-	(24,647,815)	(24,613,200)
Shares issued (note 18)	4,202,222	-	-	-	-	4,202,222
Share issue costs (note 18)	(492,735)	-	-	-	-	(492,735)
Transactions with owners in their capacity as owners:						
Immaterial reclassification	-	-	(433,333)	-	433,333	-
Issue of shares on exercise of options	16,700	-	-	(5,622)	5,622	16,700
Cancellation of convertible note (note 9)	464,000	(464,000)	-	-	-	-
Share based payment (note 33)	-	-	-	1,674,581	-	1,674,581
Expired options	-	-	-	(159,142)	159,142	-
Balance at 30 June 2022	84,480,249	-	(852,038)	3,263,703	(68,253,627)	18,638,287

The above statement of changes in equity should be read in conjunction with the accompanying notes

42

STATEMENT OF CASH FLOWS For the year ended 30 June 2022    Consolidated    2022 2021 Note $ $ Cash flows from operating activities    Receipts from customers* —13,739,254 Payments to suppliers (inclusive of GST) (22,787,619) (23,868,218) R&D cash rebate —1,018,448 Government grant 10,000—Bad debt recovery 14,956—Net cash used in operating activities 31 (22,762,663) (9,110,516) Cash flows from investing activities    Payment of milestone relating to contingent consideration 16 (2,364,732)—Net cash used in investing activities (2,364,732)—Cash flows from financing activities    Proceeds from issue of shares—net of issuance costs 18 3,726,187 28,108,848 Net cash from financing activities 3,726,187 28,108,848 Net increase/(decrease) in cash and cash equivalents (21,401,208) 18,998,332 Cash and cash equivalents at the beginning of the financial year 27,586,760 8,764,044 Effects of exchange rate changes on cash and cash equivalents 1,175,560 (175,616) Cash and cash equivalents at the end of the financial year 9 7,361,112 27,586,760 Receipts from customers were subject to deduction of VAT and withholding tax at source The above statement of cash flows should be read in conjunction with the accompanying notes Kazia Theraputics Limited Annual Report 2022

FINANCIAL REPORT NOTES TO THE FINANCIAL STATEMENTS 30 June 2022 Note 1. General information The financial statements cover Kazia Therapeutics Limited as a consolidated entity consisting of Kazia Therapeutics Limited and its subsidiaries. The financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and presentation currency. Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Three International Towers Level 24, 300 Barangaroo Avenue Sydney NSW 2000 The financial statements were authorised for issue, in accordance with a resolution of Directors, on 29 August 2022. The Directors have the power to amend and reissue the financial statements. Note 2. Significant accounting policies The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. New or amended Accounting Standards and Interpretations adopted The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity. Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. New Accounting Standards and Interpretations not yet mandatory or early adopted Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2022. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations is that none are deemed to have a material impact on the entity. Going concern The consolidated entity incurred a loss after income tax of $24,647,815 (2021: $8,421,960), was in a net current asset position of $2,923,084 (2021: net current asset position of $21,064,264) and had net cash outflows from operating activities of $22,762,663 (2021: $9,110,516) for the year ended 30 June 2022. As at 30 June 2022 the consolidated entity had cash in hand and at bank of $7,361,112. The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities, and from other sources of revenue such as grant funding. The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore grant funding, licensing opportunities and equity investment opportunities in the Company. The directors do not foresee any other impacts of COVID-19 on the Company’s ability to pursue its objectives. An ‘at-the-market’ equity program (ATM) with Oppenheimer & Co. Inc. (Oppenheimer), as sales agent was established in May 2022. Under the ATM, Kazia may offer and sell via Oppenheimer up to US$ 35 million of its ordinary shares, in the form of American Depository Shares (ADSs), with each ADS representing ten ordinary shares. Kazia entered into an Equity Distribution Agreement, dated as of 22 April 2022 (the Sales Agreement), with Oppenheimer, who will act as sales agent. Accordingly the directors have prepared the financial statements on a going concern basis. Should the above assumptions not prove to be appropriate, there is material uncertainty whether the consolidated entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.

Note 2. Significant accounting policies continued Basis of preparation These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’). The financial statements have been prepared on an accruals basis and under the historical cost conventions. Critical accounting estimates The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3. Parent entity information In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 29. Principles of consolidation The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Kazia Therapeutics Limited (‘company’ or ‘parent entity’) as at 30 June 2022 and the results of all subsidiaries for the year then ended. Kazia Therapeutics Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’. Subsidiaries are all those entities over which the consolidated entity has control. The consolidated entity controls an entity when the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity. The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference is between the consideration transferred and the book value. Where the consolidated entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The consolidated entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss. Operating segments Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance. The CODM is considered to be the Board of Directors. Foreign currency translation The financial statements are presented in Australian dollars, which is the consolidated entity’s functional and presentation currency. Kazia Theraputics Limited Annual Report 2022

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2022 Note 2. Significant accounting policies continued Foreign currency transactions Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Foreign operations The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rate at the date of the transaction, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity. The foreign currency reserve is recognised in profit or loss when the foreign operation is disposed of. Exchange differences arising on a monetary item that forms part of a reporting entity’s net investment in a foreign operation shall be recognised initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment. Financial Instruments Recognition and derecognition Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires. Classification and initial measurement of financial assets Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable). Subsequent measurement of financial assets For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition: financial assets at amortised cost financial assets at fair value through profit or loss (FVPL) Classifications are determined by both: the entity’s business model for managing the financial asset the contractual cash flow characteristics of the financial assets All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses. Financial assets at amortised cost Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL): they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Note 2. Significant accounting policies continued Financial assets at fair value through profit or loss (FVPL) Financial assets that are held within a business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorised at fair value through profit and loss. Further, irrespective of business model, financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVPL. The Group’s investments in equity instruments and derivatives fall under this category. Impairment of financial assets AASB 9’s new impairment model uses more forward looking information to recognise expected credit losses—the ‘expected credit losses (ECL) model’. The application of the new impairment model depends on whether there has been a significant increase in credit risk. The Group considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument. In applying this forward-looking approach, a distinction is made between: financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’) and financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’). ‘Stage 3’ would cover financial assets that have objective evidence of impairment at the reporting date. ‘12-month expected credit losses’ are recognised for the first category while ‘lifetime expected credit losses’ are recognised for the second category. Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument. Classification and measurement of financial liabilities The Group’s financial liabilities comprise trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method. All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income. Compound financial instruments Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest rate method, whereas the equity component is not remeasured. Interest, gains and losses relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion. Revenue from contracts with customers Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties. Revenue is recognised using a five step approach in accordance with AASB 15 Revenue from Contracts with Customers to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration the consolidated entity expects to be entitled to from the customer in exchange for services. Factors such as requirements around variable consideration, significant financing components, noncash consideration, or amounts payable to customers also determine the transaction price. The transaction is then allocated to separate performance obligations in the contract based on relative standalone selling prices. Revenue is recognised when, or as, performance obligations are satisfied, which is when control of the promised service is transferred to the customer. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue. Amounts expected to be recognised as revenue within the 12 months following the balance sheet date are classified within current liabilities. Amounts not expected to be recognised as revenue within the 12 months following the balance sheet date are classified within non-current liabilities. The consolidated entity recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in its consolidated statement of financial position. Similarly, if the consolidated entity satisfies a performance obligation before it receives the consideration, the consolidated entity recognises either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due. Kazia Theraputics Limited Annual Report 2022

Note 2. Significant accounting policies continued Licensing revenues, including milestone revenue Revenue from licensees of the consolidated entity’s intellectual property reflects the transfer of a right to use the intellectual property as it exists at the point in time in which the licence is transferred to the customer. Licensing agreements are examined to determine whether they contain additional performance obligations, over and above the right to use the intellectual property. To the extent that additional performance obligations exist, the transaction price the consolidated entity expects to receive for the contract is allocated to the separate performance obligations. The receipt of milestone payments is often contingent on meeting certain clinical, regulatory or commercial targets, and is therefore considered variable consideration. The transaction price of the contingent milestone is estimated using the most likely amount method. Within the transaction price, the price associated with a contingent milestone is included only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. Milestone payments that are not within the control of the Group, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are achieved. Finance Income Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Grant Income Grants from governments are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as grant income. A New South Wales Export Development Grant was received in the current financial year. Other revenue Other revenue is recognised when it is received or when the right to receive payment is established. Grant Income The R&D Tax Incentive is a government program which helps to offset some of the incurred costs of R&D. Eligible expenditure incurred under the scheme in a financial year attracts an additional 43.5% tax deduction, and for a group earning income of less than $20 million, the cash value of the additional deduction is remitted to the taxpayer. In accordance with AASB 120, as the compensation relates to expenses already incurred, it is recognised in profit or loss of the period in which it becomes receivable. Accordingly the group accounts for the R&D Tax Incentive in the same year as the expenses to which it relates. Income tax The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable. Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for: When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Note 2. Significant accounting policies continued Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. The carrying amount of recognised and unrecognised deferred tax assets are reviewed each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset. Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously. Kazia Therapeutics Limited (the ‘parent entity’) and its wholly-owned Australian controlled entities have formed an income tax consolidated group under the tax consolidation regime. Kazia Therapeutics Limited as the parent entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions). The tax consolidated group has applied the ‘separate taxpayer in the group’ allocation approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group. As the tax consolidation group continues to generate tax losses there has been no reason for the company to enter a tax funding agreement with members of the tax consolidation group. Interpretation 23 Uncertain tax positions Interpretation 23 clarified the application of the recognition and measurement criteria in AASB 112 Income Taxes (AASB 112) where there is uncertainty over income tax treatments and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position. Where it is not probable, the effect of the uncertainty is reflected in determining the relevant taxable profit or loss, tax bases, unused tax losses and unused tax credits or tax rates. The amount is determined as either the single most likely amount or the sum of the probability weighted amounts in a range of possible outcomes, whichever better predicts the resolution of the uncertainty. Management believes that historical tax losses are not expected to be available for offset against the deferred tax liability at 30 June 2022. Current and non-current classification Assets and liabilities are presented in the statement of financial position based on current and non-current classification. An asset is current when: it is expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current. A liability is current when: it is expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current. Deferred tax assets and liabilities are always classified as non-current. Cash and cash equivalents Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Research and development Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably. Kazia Theraputics Limited Annual Report 2022

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2022 Note 2. Significant accounting policies continued Leases Under AASB 16, leases are accounted for as follows: Right-of-use assets and lease liabilities are recognised in the consolidated statement of financial position, initially measured at the present value of future lease payments; Depreciation on right-of-use assets and interest on lease liabilities are recognised in the consolidated statement of profit or loss; and The total amount of cash paid under lease arrangements is separated into a principal portion (presented within financing activities) and interest (presented within operating activities) in the consolidated cash flow statement. Lease incentives under AASB 16 are recognised as part of the measurement of right-of-use assets and lease liabilities. Under AASB 16, right-of-use assets are tested for impairment in accordance with AASB 136 Impairment of Assets. This replaces the previous requirement to recognise a provision for onerous lease contracts. For short-term leases (lease term of 12 months or less) and leases of low-value assets, the consolidated entity has opted to recognise a lease expense on a straight-line basis as permitted by AASB 16. This expense is presented within other expenses in the consolidated statement of profit or loss. Intangible assets Separately acquired intangible assets are shown at historical cost. Intangible assets acquired as part of a business combination are recognised at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amoritsation and impairment losses. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period. Amortisation expense is included in research and development expenditure. Licensing agreement for paxalisib The Licensing agreement asset was initially brought to account at fair value, and is being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent, which was 15 years from the date of acquisition. Licensing agreement for EVT801 The Licensing agreement asset was initially brought to account at cost and is being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent, which was 12.5 years from the date of acquisition. Impairment of non-financial assets Non-financial assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit. Provisions Provisions are recognised when the consolidated entity has a present (legal or constructive) obligation as a result of a past event, it is probable the consolidated entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognised as a finance cost.

Note 2. Significant accounting policies continued Employee benefits Short-term employee benefits Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled. Other long-term employee benefits The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows. Defined contribution superannuation expense Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred. Share-based payments Equity-settled share-based compensation benefits are provided to employees under the terms of the Employee Share Option Plan (‘ESOP’) and consultants as compensation for services performed. Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. The value of the instruments is measured by reference to the fair value of the underlying instruments on grant date, as required by AASB2 Share-Based Payments. Fair value is independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions. The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods. The cumulative charge to profit or loss until settlement of the liability is calculated as follows: during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period. from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date. Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied. If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification. If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited. If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification. Kazia Theraputics Limited Annual Report 2022

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2022 Note 2. Significant accounting policies continued Finance costs Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred, including interest on short-term and long-term borrowings. Fair value measurement When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market. Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interest. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. Assets and liabilities measured at fair value are classified, into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed each reporting date and transfers between levels are determined based on a reassessment of the lowest level input that is significant to the fair value measurement. For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data. Issued capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options, including share based payments relating to the issue of shares, are shown in equity as a deduction, net of tax, from the proceeds. Earnings per share Basic earnings per share Basic earnings per share is calculated by dividing the profit attributable to the owners of Kazia Therapeutics Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year. Diluted earnings per share Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. Goods and Services Tax (‘GST’) and other similar taxes Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position. Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

Note 3. Critical accounting judgements, estimates and assumptions The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed as follows: Research and development expenses The Directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred. Research and development expenses relate primarily to the cost of conducting human clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners. Clinical trial expenses The timing of payment for work conducted under clinical trials often bears little relation to the timing of the work effort. Detailed estimates are made to determine the amount of work effort expended during a reporting period in order to determine the appropriate expense to be recognised, with the resulting prepayments or un-invoiced amounts being recognised as a prepayment or an accrual respectively. Share-based payment transactions The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity. Acquisition of intangible assets The consolidated entity has applied judgement in determining the accounting treatment for the acquisition of the License agreement for EVT801. The License agreement has been determined to be a stand alone transaction, independent from any other agreements which have been or may be entered into with Evotec (France) SAS. Management has also made the decision to account for the cost of the asset conferred by the License agreement on the basis of the milestones that are probable of being payable, that is, those for which there is judged to be a probability of greater than 50% that the milestone will be triggered. Contingent consideration Contingent consideration relates to the intangible assets acquired, and the fair value of contingent consideration is dependent on the key assumptions used in accounting for the acquisition of those intangible assets. These assumptions include the probability of milestones occurring, and can also include the anticipated timing of settlement and discount rates used. In the case where contingent consideration is recognised on the basis that the liability is probable of occurring, judgement is used in determining which milestones are considered probable of being triggered. Kazia Theraputics Limited Annual Report 2022

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2022 Note 3. Critical accounting judgements, estimates and assumptions continued Intangible assets available for use The consolidated entity has exercised judgement in determining that its intangible assets, being license agreements, have a finite life and are available for use once acquired. As the business model is to acquire such assets and then develop them to generate returns from future license transactions or other means, management have determined that the assets are available for use from the time that they are acquired. In each case the prima facie useful life is the remaining life of the patent over the asset, unless other factors over-ride this assessment. Impairment of non-financial assets other than goodwill and other indefinite life intangible assets The consolidated entity assesses impairment of non-financial assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. Judgement is used to determine whether any indicators of impairment exist, and reference is made to the considerations included in AASB 136 Impairment of Assets in this assessment. If an impairment trigger is found to exist, the recoverable amount of the asset is determined. Note 4. Operating segments Identification of reportable operating segments The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources. The consolidated entity operates in the pharmaceutical research and development business. There are no operating segments for which discrete financial information exists. The information reported to the CODM, on at least a quarterly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Note 5. Revenue

	Consolidated	
	2022 $	2021 $
Licensing revenue	-	15,182,711

Disaggregation of revenue

The disaggregation of revenue from contracts with customers is as follows:

	Consolidated	
	2022 $	2021 $
Geographical regions		
China	-	10,006,031
Sweden	-	5,176,680
	-	15,182,711
Timing of revenue recognition		
Licensing revenue recognised at a point in time	-	15,182,711

During fiscal year 2021, the company recognized a total of US$11 million in accordance with the terms of the company's license agreements with Oasmia Pharmaceutical AB and Simcere Pharmaceutical Group LTD. The terms of the license agreements are described in the following paragraphs.

License Agreement with Oasmia Pharmaceutical AB

In March 2021, the company entered into an exclusive worldwide license agreement with Oasmia Pharmaceutical AB, an innovation -focused specialty pharmaceutical company, for Cantrixil (TRX-E-002-1), a clinical stage drug candidate for the treatment of ovarian cancer. During fiscal 2021, Oasmia made an upfront payment of US$4 million with contingent milestones of up to US$42 million and double-digit royalties on commercial sales.

License Agreement with Simcere Pharmaceutical Group Ltd.

In March 2021, the company entered into a licensing agreement with Simcere Pharmaceutical Group LTD. to develop and commercialise the company's investigational drug candidate, paxalisib, in Greater China. Under the terms of the agreement, Simcere assumed responsibility for the development, registration and commercialization of paxalisib in Greater China (a territory that includes Mainland China, Hong Kong, Macau and Taiwan). The company received an upfront payment of US$11 million comprising US$7 million in cash and a US$4 million equity investment, priced at a 20% premium to recent trading. The company will also receive contingent milestone payments of up to US$281 million for glioblastoma, with further milestones payable for indications beyond glioblastoma. Simcere will additionally pay mid-teen percentage royalties on commercial sales.

During fiscal year 2022, the company did not recognise revenue from either license agreements described in the above paragraphs in accordance with the terms of the agreements and revenue recognition policy in accordance with note 2.

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Kazia Theraputics Limited **Annual Report 2022**
55

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2022 Note 6. Other income    Consolidated 2022 2021 $ $ Payroll tax rebate—2,192 Subsidies and grants 10,000—Bad debt recovery 14,956—Other income 24,956 2,192 Note 7. Expenses    Consolidated 2022 2021 $ $ Loss before income tax includes the following specific expenses:    Research and development    EVT-801 program costs 2,519,673 1,073,253 Cantrixil program costs 11,614 429,441 Paxalisib program costs 13,713,454 11,403,531 Employee benefits expense —salaries & wages and staff benefits 1,664,572 336,114—superannuation 25,198 25,720—share based payment 364,700 7,998 Total research & development (excluding amortisation) 18,299,211 13,276,057 Amortisation    Paxalisib licensing agreement 1,084,351 1,084,344 Evotech licensing agreement 868,590 180,965 Total amortisation 1,952,941 1,265,309 Total research and development 20,252,152 14,541,366 Net foreign exchange loss    Net foreign exchange loss—430,273 Leases    Expense relating to short term leases 73,138 92,552 Employee benefits expense G&A —salaries & wages and staff benefits 1,674,344 1,011,338—superannuation 129,241 112,290—share based payment 1,309,880 551,530 Total employee benefits expense G&A 3,113,465 1,675,158 Other expenses    Chinese With-Holding Tax incurred on license transaction—931,099 Chinese Value Added Tax incurred on license transaction—537,578 —1,468,677

Note 8. Income tax (benefit)/expense    Consolidated 2022 2021 $ $ Numerical reconciliation of income tax benefit and tax at the statutory rate    Loss before income tax benefit (25,015,895) (8,906,307) Tax at the statutory tax rate of 25% (2021: 26%) (6,253,974) (2,315,640) Tax effect amounts which are not deductible/(taxable) in calculating taxable income:    Amortisation of intangibles 488,235 347,960 Share-based payments 418,645 175,005 Gain/loss on revaluation of contingent consideration 38,072 706,822 (5,309,022) (1,085,853) Adjustment recognised for prior periods 16,265—Adjustment to deferred tax balances as a result of change in statutory tax rate (113,258) (186,152) Tax losses and timing differences not recognised 5,037,935 787,658 Income tax benefit (368,080) (484,347) Consolidated 2022 2021 $ $ Tax losses not recognised    Unused tax losses for which no deferred tax asset has been recognised-Australia 96,069,419 70,896,259 Potential tax benefit @ 25% (2021: 26%) 24,017,355 17,724,065 Unused tax losses for which no deferred tax asset has been recognised-US 2,379,604 2,038,587 Potential tax benefit at statutory tax rates @ 21%-US 499,717 428,103 Note 9. Cash and cash equivalents    Consolidated 2022 2021 $ $ Current assets    Cash at bank and on hand 7,361,112 21,086,760 Short-term deposits—6,500,000 7,361,112 27,586,760 Note 10. Trade and other receivables    Consolidated    2022 2021 $ $ Current assets    Other receivables 51,353 76,675 Deposits held 39,622 7,687 90,975 84,362 Kazia Theraputics Limited Annual Report 2022

FINANCIAL REPORT

NOTES TO THE FINANCIAL STATEMENTS CONTINUED
30 June 2022

Note 11. Trade & other receivables - non-current

	Consolidated 2022 $	2021 $
Non-current assets		
GBM Agile deposit	7,257,947	6,650,705
Corporate credit card deposit	42,923	42,923
	7,300,870	6,693,628

The GBM Agile deposit was advanced to GCAR at the start of the GBM Agile trial, and is refundable if not utilised against trial expenses. The amount will be allocated against expenditure towards the latter end of the trial.

Note 12. Other assets

	Consolidated 2022 $	2021 $
Current assets		
Prepayments	156,153	1,719,696

Note 13. Intangibles

	Consolidated 2022 $	2021 $
Non-current assets		
Licensing agreement - Paxalisib	16,407,788	16,407,788
Less: Accumulated amortisation	(6,166,344)	(5,081,993)
	10,241,444	11,325,795
Licensing agreement - EVT-801	10,857,763	10,857,763
Less: Accumulated amortisation	(1,049,555)	(180,965)
	9,808,208	10,676,798
	20,049,652	22,002,593

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

Consolidated	EVT801 licensing agreement $	Paxalisib licensing agreement $	Total $
Balance at 1 July 2020	-	12,410,139	12,410,139
Additions	10,857,763	-	10,857,763
Amortisation expense	(180,965)	(1,084,344)	(1,265,309)
Balance at 30 June 2021	10,676,798	11,325,795	22,002,593
Amortisation expense	(868,590)	(1,084,351)	(1,952,941)
Balance at 30 June 2022	9,808,208	10,241,444	20,049,652

58

Note 14. Trade and other payables    Consolidated 2022 2021 $ $ Current liabilities    Trade payables 1,524,174 1,893,150 Accrued payables 2,235,946 3,039,510 3,760,120 4,932,660 Refer to note 22 for further information on financial instruments. Note 15. Employee benefits    Consolidated    2022 2021 $ $ Current liabilities    Annual leave 166,196 229,337 Non-current liabilities    Annual leave 202,421—Long service leave 116,596 54,684 319,017 54,684 485,213 284,021

FINANCIAL REPORT

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 June 2022

Note 16. Contingent consideration

	Consolidated	
	2022 $	2021 $
Current liabilities		
Contingent consideration – EVT801	**758,840**	3,164,557
Non-current liabilities		
Contingent consideration – paxalisib	**1,167,536**	1,015,249
Contingent consideration – EVT801	**7,588,405**	7,911,392
	8,755,941	8,926,641
	9,514,781	12,091,198

Reconciliations

Reconciliation of the balance at the beginning and end of the reporting period is set out below:

	Consolidated	
	2022 $	2021 $
Contingent consideration at start of period	**12,091,198**	1,844,988
EVT801 acquisition	**-**	11,075,949
Payment of paxalisib milestone	**-**	(3,400,000)
Payment of EVT801 milestone	**(2,364,732)**	-
Effect of exchange rates on contingent consideration	**(363,972)**	-
Loss on revaluation of contingent consideration	**152,287**	2,570,261
	9,514,781	12,091,198

Contingent consideration - paxalisib

During the 2017 financial year, the consolidated entity acquired the rights to develop and commercialise paxalisib, as part of a business combination.

The acquisition contained four contingent milestone payments, the first two milestone payment settlements being Kazia shares, and the third and fourth milestone payment settlements either cash or Kazia shares at the discretion of Kazia. Milestones 1 and 4 have now been paid out, and Milestone 3 has lapsed. Milestone 2 comprises shares to the value of $1,250,000.

Each milestone payment is probability weighted for valuation purposes. The milestone payments are discounted to present value, using a discount rate of 15% per annum (15% - 2021). Kazia is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance, and are not considered as part of the consideration in relation to the Genentech agreement.

In April 2022 the paxalisib Phase II clinical study was successfully completed and a final clinical study report received.

60

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Note 16. Contingent consideration continued

Contingent consideration - EVT801

As set out in note 2, the acquisition of EVT801 has been accounted at cost as a separately acquired intangible asset with milestones where the payment is considered probable being booked as a current or non-current liability at year end, according to the estimated payment date. Milestones where the payment is not considered probable at year end have not been accounted for as a liability. The total amount of milestone payments not booked at year end amounts to €300,500,000 ($456,063,136).

Note 17. Deferred tax

	Consolidated	
	2022 $	2021 $
Non-current liabilities		
Deferred tax liability associated with Licensing Agreement	**2,560,361**	2,928,441

Company management has completed an analysis of the availability of historical tax losses to offset the deferred tax liability. Accordingly, the company concludes that the historical tax losses are not expected to be available for offset against the deferred tax liability.

Note 18. Contributed equity

	Consolidated			
	2022 Shares	2021 Shares	2022 $	2021 $
Ordinary shares – fully paid	**138,755,376**	132,012,209	**84,480,249**	80,290,062

Movements in ordinary share capital

Details	Date	Shares	Issue price	$
Balance	1 July 2020	94,598,369		48,781,214
Issued on conversion of options	28 August 2020	25,000	$0.4930	12,313
Institutional placement under ANREO	12 October 2020	20,525,820	$0.8000	16,420,656
Retail placement under ANREO	26 October 2020	11,017,075	$0.8000	8,813,660
Issued on conversion of options	2 March 2021	391,500	$0.6350	248,661
Issued on conversion of options	15 March 2021	25,000	$0.4930	12,313
Share placement	28 April 2021	3,037,580	$1.4070	4,274,633
Issued on achievement of milestone	21 May 2021	2,391,865	$1.4210	3,400,000
Less: share issue transaction costs		-	$0.0000	(1,673,388)
Balance	30 June 2021	132,012,209		80,290,062
Issued on conversion of options	15 December 2021	25,000	$0.6680	16,700
Conversion of Triaxial Convertible Note	5 May 2022	1,855,357	$0.2500	464,000
ATM issue of shares No. 1	24 May 2022	10,000	$0.8260	8,256
ATM issue of shares No. 2	2 June 2022	10,000	$0.8020	8,025
ATM issue of shares No. 3	6 June 2022	88,710	$0.8370	74,258
ATM issue of shares No. 4	9 June 2022	603,500	$0.8400	507,035
ATM issue of shares No. 5	14 June 2022	75,940	$0.8240	62,583
ATM issue of shares No. 6	15 June 2022	2,000	$0.8300	1,661
ATM issue of shares No. 7	20 June 2022	4,072,660	$0.8690	3,540,403
Less: share issue transaction costs		-	$0.0000	(492,734)
Balance	30 June 2022	138,755,376		84,480,249

Kazia Theraputics Limited **Annual Report 2022** 61

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2022 Note 18. Contributed equity continued Ordinary shares Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital. On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote. Share buy-back There is no current on-market share buy-back. Capital risk management The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital. Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents. The capital structure of the consolidated entity consists of cash and cash equivalents and equity attributable to equity holders. The overall strategy of the consolidated entity is to continue its drug development programs, which depends on raising sufficient funds, through a variety of sources including issuing of additional share capital, as may be required from time to time. The capital risk management policy remains unchanged from the prior year. Note 19. Other contributed equity    Consolidated    2022 2021 $ $ Convertible note – Triaxial—464,000 On 4 December 2014, the consolidated entity and the convertible note holder (‘Triaxial’) signed a Convertible Note Deed Poll (‘Deed’) which superseded the precedent Loan Agreement between Triaxial shareholders and the consolidated entity. The Deed extinguishes the liability created by the Loan Agreement and provides that the Convertible Notes will convert into a pre-determined number of ordinary shares on the achievement of defined milestones established in the schedule of the Deed. Accordingly the convertible note has been reclassified as an equity instrument rather than debt instrument. During the financial year ended 30 June 2017, the Company reached two milestones triggering the conversion of a portion of its convertible note as follows; on 11 August 2016 the Company announced the submission of an IND application. On 10 September 2016, the Company received a letter from the FDA advising the study may proceed triggering conversion of 20,000,000 ordinary shares; and on 31 October 2016, the Company announced it had licensed a Phase II ready molecule triggering the conversion of 16,000,000 ordinary shares. During the financial year ended 30 June 2018, a portion of the convertible notes was extinguished. On 21 April 2022 the completion of the phase II study of paxalisib in glioblastoma (NCT03522298) was announced and on 5 May 2022 the remaining portion of the convertible note was extinguished and converted to 1,855,357 ordinary shares.

Note 20. Reserves Foreign currency translation reserve The reserve is used to recognise exchange differences arising from translation of the financial statements of foreign operations to Australian dollars. Share-based payments reserve The reserve is used to recognise the value of equity benefits provided to employees and executive directors as part of their remuneration, and other parties as part of their compensation for services. Note 21. Dividends There were no dividends paid, recommended or declared during the current or previous financial year. Note 22. Financial instruments Financial risk management objectives The consolidated entity’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The consolidated entity uses different methods to measure and manage the different types of risks to which it is exposed. These methods include monitoring the levels of exposure to interest rates and foreign exchange, ageing analysis and monitoring of specific credit allowances to manage credit risk, and, rolling cash flow forecasts to manage liquidity risk. Market risk Foreign currency risk The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollars (‘USD’). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations. As of 30 June 2022, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The consolidated entity used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollars (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:    Assets Liabilities    2022 2021 2022 2021 Consolidated $ $ $ $ US dollars 7,275,701 21,072,592 3,071,170 3,447,803 Euros — 204,886 15,943 7,275,701 21,072,592 3,276,056 3,463,746 The consolidated entity had net assets denominated in foreign currencies of $3,999,645 as at 30 June 2022 (2021: net assets $17,608,845). Kazia Theraputics Limited Annual Report 2022

FINANCIAL REPORT

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 June 2022

Note 22. Financial instruments continued

If the AUD had strengthened against the USD by 10% (2021: 10%) then this would have had the following impact:

Consolidated - 2022	AUD strengthened % change	Effect on profit before tax	Effect on equity	AUD weakened % change	Effect on profit before tax	Effect on equity
US dollars	10%	(420,453)	(420,453)	(10%)	420,453	420,453
Euros	10%	20,489	20,489	(10%)	(20,489)	(20,489)
		(399,964)	(399,964)		399,964	399,964

Consolidated - 2021	AUD strengthened % change	Effect on profit before tax	Effect on equity	AUD weakened % change	Effect on profit before tax	Effect on equity
US dollars	10%	(1,762,479)	(1,762,479)	(10%)	1,762,479	1,762,479
Euros	10%	1,594	1,594	(10%)	(1,594)	(1,594)
		(1,760,885)	(1,760,885)		1,760,885	1,760,885

Price risk

The consolidated entity is not exposed to any significant price risk.

Interest rate risk

The consolidated entity's exposure to market interest rates relate primarily to the investments of cash balances.

The consolidated entity has cash reserves held primarily in Australian dollars and United States dollars and places funds on deposit with financial institutions for periods generally not exceeding three months.

As at the reporting date, the consolidated entity had the following variable interest rate balances:

Consolidated	2022 Weighted average interest rate %	2022 Balance $	2021 Weighted average interest rate %	2021 Balance $
Cash at bank and in hand	-	**7,361,112**	-	21,086,760
Short term deposits	-	-	0.04%	6,500,000
Net exposure to cash flow interest rate risk		**7,361,112**		27,586,760

The consolidated entity has cash and cash equivalents totalling $7,361,112 (2021: $27,586,760). An official increase/decrease in interest rates of 100 basis points (2021: 100 basis points) would have a favourable/adverse effect on profit before tax and equity of $73,611 (2021: $275,867) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The entity is not exposed to significant credit risk on receivables.

The consolidated entity has adopted a lifetime expected loss allowance in estimating expected credit losses to trade receivables through the use of a provisions matrix using fixed rates of credit loss provisioning. These provisions are considered representative across all customers of the consolidated entity based on recent sales experience, historical collection rates and forward-looking information that is available.

The consolidated entity places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The consolidated entity is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk. The consolidated entity mitigates default risk by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

64

Note 22. Financial instruments continued Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year. There are no significant concentrations of credit risk within the consolidated entity. The credit risk on liquid funds is limited as the counter parties are banks with high credit ratings. Credit risk is managed by limiting the amount of credit exposure to any single counter-party for cash deposits. Liquidity risk The consolidated entity manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. In particular, contingent consideration may be satisfied either by payment of cash or by issue of shares, at the discretion of the entity. Remaining contractual maturities The following tables detail the consolidated entity’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.    Weighted                average Between Between Remaining interest 1 year or 1 and 2 2 and 5 Over 5 contractual rate less years years years maturities Consolidated—2022% $ $ $ $ $ Non-derivatives                Trade payables—1,524,174 ——1,524,174 Accrued payables—2,235,946 ——2,235,946 Contingent consideration—758,840—8,982,641—9,685,481 Total non-derivatives 4,518,960—8,982,641—13,445,601    Weighted                average Between Between Remaining interest 1 year or 1 and 2 2 and 5 Over 5 contractual rate less years years years maturities Consolidated—2021% $ $ $ $ $ Non-derivatives                Trade payables—1,893,150 ——1,893,150 Accrued payables—3,039,510 ——3,039,510 Contingent consideration—3,164,557—9,305,392—12,469,949 Total non-derivatives 8,097,217—9,305,392—17,402,609 The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above. Kazia Theraputics Limited Annual Report 2022

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2022 Note 23. Fair value measurement Fair value hierarchy The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly Level 3: Unobservable inputs for the asset or liability    Level 1 Level 2 Level 3 Total Consolidated—2022 $ $ $ $ Liabilities    Contingent consideration — 1,167,534 1,167,534 Total liabilities — 1,167,534 1,167,534 Level 1 Level 2 Level 3 Total Consolidated—2021 $ $ $ $ Liabilities    Contingent consideration — 1,015,249 1,015,249 Total liabilities — 1,015,249 1,015,249 There were no transfers between levels during the financial year. The fair value of contingent consideration related to the acquisition of Glioblast Pty Ltd and the licence agreement is estimated by probability-weighting the expected future cash outflows, adjusting for risk and discounting. Only the paxalisib contingent consideration is shown here as it held at fair value and EVT801 is held at cost. The effects on the fair value of risk and uncertainty in the future cash flows are dealt with by adjusting the estimated cash flows rather than adjusting the discount rate. The estimated cashflows were adjusted based on the directors’ assessment of achieving contracted milestones as disclosed in Note 16. The probabilities used fell in the range of 35% to 55% and were informed by generally accepted industry probabilities of drugs achieving certain milestones in their progression towards registration. Level 3 assets and liabilities Movements in level 3 assets and liabilities during the current and previous financial year are set out below:    Available-    Level 3 for-sale Total Consolidated $ $ $ Balance at 1 July 2020 1,844,988—1,844,988 Losses recognised in profit and loss 2,570,261—2,570,261 Payout of milestone (3,400,000)—(3,400,000) Balance at 30 June 2021 1,015,249—1,015,249 Losses recognised in profit and loss 152,287—152,287 Balance at 30 June 2022 1,167,536—1,167,536

Note 24. Key management personnel disclosures Compensation The aggregate compensation made to directors and other members of key management personnel of the consolidated entity is set out below:    Consolidated    2022 2021 $ $ Short-term employee benefits 2,589,088 1,574,520 Post-employment benefits 115,950 112,290 Share-based payments 1,559,930 616,598 4,264,968 2,303,408 Please refer to Note 28 for other transactions with key management personnel and their related parties. Note 25. Remuneration of auditors During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the company:    Consolidated    2022 2021 $ $ Audit services—Grant Thornton Audit Pty Ltd    Audit or review of the financial statements 154,935 151,400 Other services—Grant Thornton Audit Pty Ltd    Comfort letter ATM 25,719— 180,654 151,400 Comfort letter ATM refers to the fee in relation to Comfort Letter provided to Oppenheimer for ATM facility. Note 26. Contingent liabilities Other than the contingent consideration set out in note 16, the consolidated entity does not have any other contingent liabilities. Note 27. Commitments Lease commitments comprise contracted amounts for leases of premises. The agreement has a duration less than 12 months from financial year end. Note 28. Related party transactions Parent entity Kazia Therapeutics Limited is the parent entity. Subsidiaries Interests in subsidiaries are set out in note 30. Key management personnel Disclosures relating to key management personnel are set out in note 24 and the remuneration report included in the directors’ report. Kazia Theraputics Limited Annual Report 2022

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2022 Note 28. Related party transactions continued Transactions with related parties There was no other transaction with KMP and their related parties. Receivable from and payable to related parties There were no trade receivables from or trade payables to related parties at the current and previous reporting date. Loans to/from related parties There were no loans to or from related parties at the current and previous reporting date. Terms and conditions All transactions were made on normal commercial terms and conditions and at market rates. Note 29. Parent entity information Set out below is the supplementary information about the parent entity. Statement of profit or loss and other comprehensive income    Parent    2022 2021 $ $ Loss after income tax (23,874,537) (16,853,528) Total comprehensive income (23,874,537) (16,853,528) Statement of financial position    Parent    2022 2021 $ $ Total current assets 5,895,164 25,041,721 Total assets 25,944,816 47,044,314 Total current liabilities 1,090,400 3,177,348 Total liabilities 12,406,702 15,032,430 Equity    Contributed equity 84,480,249 80,290,062 Other contributed equity—464,000 Reserves 3,263,703 1,753,886 Accumulated losses (74,205,838) (50,496,064) Total equity 13,538,114 32,011,884 Reserves comprise Share Based Payments Reserve. Contingent liabilities The parent entity contingent liabilities as at 30 June 2022 and 30 June 2021 are as set out in Note 16. The contingent consideration is specific to the parent entity. Capital commitments—Property, plant and equipment The parent entity had no capital commitments for property, plant and equipment at as 30 June 2022 and 30 June 2021.

Note 29. Parent entity information continued Significant accounting policies The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 2, except for the following: Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity. Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment. Note 30. Interests in subsidiaries The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:    Ownership interest Principal place of business / 2022 2021 Name Country of incorporation % % Kazia Laboratories Pty Limited Australia 100.00% 100.00% Kazia Research Pty Limited Australia 100.00% 100.00% Kazia Therapeutics Inc. United States of America 100.00% 100.00% Glioblast Pty Limited Australia 100.00% 100.00% Kazia Therapeutics (Hong Kong) Limited Hong Kong 100.00% 100.00% Note 31. Reconciliation of loss after income tax to net cash used in operating activities    Consolidated    2022 2021 $ $ Loss after income tax benefit for the year (24,647,815) (8,421,960) Adjustments for:    Depreciation and amortisation 1,952,941 1,265,309 Share-based payments 1,674,581 636,383 Foreign exchange differences (1,789,464) 430,273 Loss on contingent consideration 152,287 2,570,261 Change in operating assets and liabilities:    Increase in trade and other receivables (6,613) (5,027,134) Decrease/(increase) in prepayments 1,563,543 (1,182,391) Increase/(decrease) in trade and other payables (1,495,235) 1,010,520 Decrease in deferred tax liabilities (368,080) (484,347) Increase in other provisions 201,192 92,570 Net cash used in operating activities (22,762,663) (9,110,516) Kazia Theraputics Limited Annual Report 2022

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2022 Note 32. Earnings per share Consolidated 2022 2021 $ $ Loss after income tax attributable to the owners of Kazia Therapeutics Limited (24,647,815) (8,421,960) Number Number Weighted average number of ordinary shares used in calculating basic earnings per share 132,467,686 117,674,543 Weighted average number of ordinary shares used in calculating diluted earnings per share 132,467,686 117,674,543 Cents Cents Basic earnings per share (18.61) (7.16) Diluted earnings per share (18.61) (7.16) Note 33. Share-based payments All of the options set out below have been issued to employees and directors under the ESOP. During the financial year an expense of $1,674,581 was recognised.    Weighted Weighted Number of average Number of average options exercise price options exercise price 2022 2022 2021 2021 Outstanding at the beginning of the financial year 4,219,000 $0.8911 2,775,167 $0.7970 Granted 4,800,000 $1.6110 2,200,000 $1.0915 Exercised (25,000) $0.6700 (441,500) $0.6195 Expired (338,500) $1.1123 (314,667) $1.8473 Outstanding at the end of the financial year 8,655,500 $1.2826 4,219,000 $0.8911 Exercisable at the end of the financial year 3,180,500 $0.8770 2,506,667 $0.6195

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Note 33. Share-based payments continued

2022

Tranche	Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired / lapsed on termination of employment	Balance at the end of the year
1	5/09/2016	5/09/2021	$1.6300	50,000	-	-	(50,000)	-
2	12/10/2016	17/10/2021	$1.5600	62,000	-	-	(62,000)	-
3	31/10/2016	1/11/2021	$1.3800	12,500	-	-	(12,500)	-
4	21/11/2016	23/11/2021	$1.3800	50,000	-	-	(50,000)	-
5	7/08/2017	7/08/2022	$0.6700	87,000	-	(25,000)	(46,500)	15,500
6	5/02/2018	5/02/2023	$0.7800	320,000	-	-	(80,000)	240,000
7	4/01/2019	4/01/2024	$0.4925	37,500	-	-	(37,500)	-
8	13/11/2019	13/11/2023	$0.4925	1,200,000	-	-	-	1,200,000
9	13/01/2020	13/01/2025	$0.8812	200,000	-	-	-	200,000
10	9/11/2020	9/11/2024	$1.1320	1,200,000	-	-	-	1,200,000
11	9/11/2020	9/11/2024	$0.8812	800,000	-	-	-	800,000
12	4/01/2021	4/01/2026	$1.6900	200,000	-	-	-	200,000
13	9/09/2021	26/06/2026	$1.3700	-	100,000	-	-	100,000
14	16/11/2021	16/11/2025	$1.6900	-	1,000,000	-	-	1,000,000
15	16/11/2021	16/11/2025	$2.2400	-	1,500,000	-	-	1,500,000
16	16/11/2021	16/11/2025	$1.5600	-	800,000	-	-	800,000
17	1/02/2022	1/02/2027	$0.9400	-	500,000	-	-	500,000
18	1/02/2022	1/02/2027	$0.9400	-	800,000	-	-	800,000
19	24/05/2022	24/05/2027	$0.7800	-	100,000	-	-	100,000
				4,219,000	4,800,000	(25,000)	(338,500)	8,655,500
	Weighted average exercise price			$0.8911	$1.6110	$0.6700	$1.1123	$1.2826

At the end of the period the following outstanding options were vested and exercisable:

- Options in tranche 1 - 4 expired during the year
- Options in tranches 1 - 8 were vested and exercisable, apart from those in the above table which have expired
- Options in tranches 9 - 10 were vested and exercisable as to 50%
- Options in tranche 11 were vested and exercisable as to 75%
- Options in tranches 12 - 14 were vested and exercisable as to 25%
- Options in tranches 15 - 19 were unvested

The weighted average remaining contractual life of options outstanding at 30 June 2022 is 3.048 years

Kazia Therapeutics Limited Annual Report 2022 71

FINANCIAL REPORT

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 June 2022

Note 33. Share-based payments continued

2021

Tranche	Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired / lapsed on termination of employment	Balance at the end of the year
1	16/11/2015	16/11/2020	$2.2000	236,667	-	-	(236,667)	-
2	05/09/2016	05/09/2021	$1.6300	50,000	-	-	-	50,000
3	12/10/2016	17/10/2021	$1.5600	62,000	-	-	-	62,000
4	31/10/2016	01/11/2021	$1.3800	12,500	-	-	-	12,500
5	21/11/2016	23/11/2021	$1.3800	50,000	-	-	-	50,000
6	07/08/2017	07/08/2022	$0.6700	224,000	-	(121,500)	(15,500)	87,000
7	05/02/2018	05/02/2023	$0.7800	440,000	-	(120,000)	-	320,000
8	04/01/2019	04/01/2024	$0.4925	250,000	-	(200,000)	(12,500)	37,500
9	13/11/2019	13/11/2023	$0.4925	1,200,000	-	-	-	1,200,000
10	13/01/2020	13/01/2025	$0.8810	250,000	-	-	(50,000)	200,000
11	09/11/2020	09/11/2024	$1.1320	-	1,200,000	-	-	1,200,000
12	09/11/2020	09/11/2024	$0.8810	-	800,000	-	-	800,000
13	04/01/2021	04/01/2026	$1.6900	-	200,000	-	-	200,000
				2,775,167	2,200,000	(441,500)	(314,667)	4,219,000
	Weighted average exercise price			$0.7970	$1.0915	$0.6195	$1.8473	$0.8911

At the end of the period the following outstanding options were vested and exercisable:

- Options in tranche 1 have expired during the year
- Options in tranches 2 - 8 were vested and exercisable except for tranche 6 which was vested as to 53%
- Options in tranche 9 were vested as to 1million of the 1.2million options on issue
- Options in tranches 10-12 were 25% vested
- Options in tranche 13 were unvested at year end

The weighted average remaining contractual life of options outstanding at 30 June 2021 is 2.6 years.

Employee share options

During the year ended 30 June 2022, 4,800,000 options have been issued to directors and employees by the consolidated entity pursuant to the Company's Employee Share Option Plan.

- Tranche 14 vests as to 25% immediately on issue and then in three equal annual amounts from one year from the date of issue.
- Tranches 13 & 15 - 19 vest in four equal annual amounts from one year of the date of issue

Vesting conditions for options within all tranches, is based on service period only; i.e. options will only vest if the option holder continues to be a full-time employee with the Company or an Associated Company during the vesting period relating to the option.

Conditions for an option to be exercised:

- The option must have vested;
- Option holder must have provided the Company with an Exercise Notice and have paid the Exercise Price for the option;
- The Exercise Notice must be for the exercise of at least the Minimum Number of Options; and
- The Exercise Notice must have been provided to the Company and Exercise Price paid before the expiry of 5 years from the date the Option is issued.

72

Note 33. Share-based payments continued

Options Valuation

In order to obtain a fair valuation of these options, the following assumptions have been made:

The Black Scholes option valuation methodology has been used with the expectation that the majority of these options would be exercised towards the end of the option term. Inputs into the Black Scholes model includes the share price at grant date, exercise price, volatility, and the risk free rate of a five year Australian Government Bond on grant date.

Risk-free rate and grant date

For all tranches, the risk-free rate of a five-year Australian Government bond on grant date was used. Please refer to the table below for details.

The abovementioned options have various vesting periods and exercising conditions. These options are unlisted as at 30 June 2022.

No dividends are expected to be declared or paid by the consolidated entity during the terms of the options.

The underlying expected volatility was determined by reference to historical data of the Company's shares over a period of time. No special features inherent to the options granted were incorporated into measurement of fair value.

Based on the above assumptions, the table below sets out the valuation for each tranche of options:

Grant date	Expiry date	Share price at Grant Date	Exercise price	Volatility (%)	Dividend yield (%)	Risk free Rate (%)	Fair value per option
07/08/2017	07/08/2022	$0.4300	$0.6700	74.50%	-	1.95%	$0.206
05/02/2018	05/02/2023	$0.5000	$0.7800	74.50%	-	1.95%	$0.200
13/11/2019	13/11/2023	$0.4100	$0.4900	74.50%	-	1.95%	$0.180
13/01/2020	13/01/2025	$0.6200	$0.8810	74.50%	-	1.95%	$0.340
09/11/2020	09/11/2024	$0.8900	$1.1320	90.00%	-	0.10%	$0.413
09/11/2020	09/11/2024	$0.8900	$0.8800	90.00%	-	0.10%	$0.503
04/01/2021	04/01/2025	$1.1850	$1.1690	90.00%	-	0.19%	$0.600
09/09/2021	21/06/2026	$1.4200	$1.3700	76.00%	-	1.50%	$0.880
16/11/2021	16/11/2025	$1.5700	$1.6900	76.00%	-	1.50%	$0.850
16/11/2021	16/11/2025	$1.5700	$2.2400	76.00%	-	1.50%	$0.750
16/11/2021	16/11/2026	$1.5700	$1.5600	76.00%	-	1.50%	$0.970
01/02/2022	01/02/2027	$0.9600	$0.9400	79.00%	-	1.50%	$0.590
24/05/2022	24/05/2027	$0.8000	$0.7800	44.00%	-	2.95%	$0.630

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Kazia Theraputics Limited **Annual Report 2022** 73

FINANCIAL REPORT NOTES TO THE    FINANCIAL STATEMENTS CONTINUED 30 June 2022 Note 34. Subsequent events GBM AGILE Pivotal Study Post period, on 1 August 2022, the company was advised by the Global Coalition for Adaptive Research (GCAR) that the first stage of the paxalisib arm in the company’s GBM AGILE pivotal study had completed recruitment. The treatment arm did not meet pre-defined criteria for continuing to a second stage, and patients enrolled in the first stage of the paxalisib arm will therefore continue on treatment as per protocol, and in follow-up, until completion of the final analysis, which the company anticipates receiving in 2H CY2023, as previously disclosed. Given that completion of recruitment has now occurred, the study will not open to the paxalisib arm in Germany or China. The company will work with its licensing partner to determine the way forward in China, given that country’s general requirement for local data to register a new pharmaceutical product. All company personnel continue to be blinded to efficacy and safety data from the ongoing study, as required by regulatory authorities, and so the company remains unable to provide analysis or interpretation of the study until follow-up is complete and final data is available. At-The-Market (ATM) Facility In May 2022, the company established the NASDAQ based ATM financing facility with Oppenheimer and Company. During the months of July and August through 11 August 2022, the company raised total proceeds for the period of US$2.53million (approximately AU$3.67million). The weighted average share price from ATM financings is AU$0.50 cents per ordinary share, increasing the total shares outstanding to 149,636,656 and materially expanding the company’s runway with minimal dilution to existing shareholders. On the most active day during this period, the ATM accounted for 5% of the day’s trading volume, implying minimal price impact as a result of its use. Of note, shares issued under the ATM are issued at the spot market price, with no discount, no accompanying warrants or options, and with banking fees approximately half of those associated with more traditional financing methods. No other matter or circumstance has arisen since 30 June 2022 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

DIRECTORS’ DECLARATION 30 June 2022 In the directors’ opinion: the attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 2 to the financial statements; the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 30 June 2022 and of its performance for the financial year ended on that date; and there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable. The directors have been given the declarations required by section 295A of the Corporations Act 2001. Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001. On behalf of the Board of Directors Mr Iain Ross Chairman 29 August 2022 Sydney Dr James Garner Managing Director, Chief Executive Officer

FINANCIAL REPORT

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF KAZIA THERAPEUTICS LIMITED

GrantThornton

Grant Thornton Audit Pty Ltd
Level 17
383 Kent Street
Sydney NSW 2000
Locked Bag Q800
Queen Victoria Building NSW
1230

T +61 2 8297 2400

Independent Auditor's Report

To the Members of Kazia Therapeutics Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Kazia Therapeutics Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2022, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, and the Directors' declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the *Corporations Act 2001*, including:

a giving a true and fair view of the Group's financial position as at 30 June 2022 and of its performance for the year ended on that date; and

b complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Report* section of our report. We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

www.grantthornton.com.au
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Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. 'Grant Thornton' refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another's acts or omissions. In the Australian context only, the use of the term 'Grant Thornton' may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

76

Material uncertainty related to going concern We draw attention to Note 2 in the financial statements, which indicates that the Group incurred a net loss of $24,647,815 during the year ended 30 June 2022 and had net cash outflows from operating activities of $22,762,663. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter. Key audit matters    Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.    In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.    Key audit matter How our audit addressed the key audit matter Intangible asset impairment (Note 2, 3, 13)    The Group carries in its statement of financial position intangible assets relating to: • • the Licensing Agreement, which grants the Group the right to develop and commercialise the paxalisib molecule; and • the Licensing Agreement, which grants the Group • the right to develop and commercialise the EVT801 molecule. The paxalisib Licensing Agreement has a carrying value of $10,241,444, and the EVT801 Licensing Agreement has a carrying value of $9,808,208. These • assets are amortised over the remaining life of the underlying patents at the acquisition date, being 15 years and 12.5 years respectively.    • AASB 136 Impairment of Assets requires an entity to assess at the end of each reporting period whether there is any indication that an asset may be impaired. The entity shall estimate the asset’s recoverable amount if any indication exists. This is a key audit matter due to the materiality of the amounts and the high degree of management judgement required to assess whether there are impairment indicators.    procedures included, amongst others: obtained an understanding of and evaluating management’s process and controls relating to the assessment of the existence of impairment indicators; obtaining and assessing management’s papers documenting its consideration of the existence of any impairment indicators; as well as making enquiries with the Company’s experts for their expert opinions relating to the science; considering each of the internal and external factors outlined by AASB 136 and assessing whether any indicators of impairment are present; and assessed the adequacy of the relevant disclosures in the financial statements.    Grant Thornton Australia Limited Kazia Theraputics Limited Annual Report 2022

FINANCIAL REPORT INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF KAZIA THERAPEUTICS LIMITED Contingent consideration (Note 2, 3, 16) In 2017, the consolidated entity acquired the rights to Our procedures included, amongst others; develop and commercialise paxalisib, as part of a • obtaining an understanding of and evaluating business combination. management’s process and controls related to the As part of that transaction, the Company engaged an estimation of the liability; expert to perform purchase price accounting, determine • evaluating the competence, capabilities and the fair value of the intangible asset acquired in the objectivity of management’s experts; business combination, and estimate the value of contingent consideration based on the likelihood of • obtaining management’s calculation of the achieving certain milestones. The total contingent contingent consideration liability and assessing the consideration in respect of paxalisib is $1,167,536. key inputs and assumptions made by management’s experts; In 2021, Kazia entered into a worldwide exclusive licensing agreement with Evotec SE to develop the • where management’s assumptions are applied to drug candidate EVT801. As part of this agreement, other critical accounting estimates, such as the contingent fees are payable on achieving certain valuation of intangible assets described above, milestones. The total contingent consideration in assessing whether those assumptions have been respect of EVT801 is $8,347,245. applied consistently across estimates; The contingent consideration is a key audit matter due • assessing the accuracy of the calculations and to the high subjectivity and management judgement evaluating the approach and methodology for involved in calculating the contingent consideration and consistency; the materiality of the amounts in question. • evaluating the appropriate classification of the liabilities between current and non-current; and • assessing the adequacy of the relevant disclosures in the financial statements. Information other than the financial report and auditor’s report thereon The Directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 30 June 2022, but does not include the financial report and our auditor’s report thereon.    Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.    In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.    If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.    Responsibilities of the Directors for the financial report    The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.    In preparing the financial report, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.    Grant Thornton Australia Limited

Auditor’s responsibilities for the audit of the financial report Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report. A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/auditors_responsibilites/ar1_2020.pdf. This description forms part of our auditor’s report. Report on the remuneration report Opinion on the remuneration report We have audited the Remuneration Report included in pages 28 to 35 of the Directors’ report for the year ended 30 June 2022.    In our opinion, the Remuneration Report of Kazia Therapeutics Limited, for the year ended 30 June 2022 complies with section 300A of the Corporations Act 2001. Responsibilities The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.    Grant Thornton Audit Pty Ltd Chartered Accountants M Aziz    Partner – Audit & Assurance Sydney, 29 August 2022 Grant Thornton Australia Limited Kazia Theraputics Limited Annual Report 2022

FINANCIAL REPORT

SHAREHOLDER INFORMATION

30 June 2022

The shareholder information set out below was applicable at 18 August 2022

Range	Total holders	Number of shares
1 - 1,000	1,238	643,404
1,001 - 5,000	1,100	2,852,476
5,001 - 10,000	372	2,906,676
10,001 - 100,000	558	16,366,945
100,001 and over	97	126,867,155
Total	**3,365**	**149,636,656**
Holding less than a marketable parcel	1,736	1,403,049

Equity security holders

The names of the twenty largest quoted equity security holders are listed below:

Rank	Name	Number of shares	%
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	68,307,742	45.65
2	WILLOUGHBY CAPITAL PTY LTD <WILLOUGHBY CAPITAL A/C>	15,575,000	10.41
3	BNP PARIBAS NOMINEES PTY LTD <AGENCY LENDING DRP A/C>	5,951,957	3.98
4	MNA FAMILY HOLDINGS PTY LTD <HISHENK PTY LTD SUPER A/C>	2,300,000	1.54
5	BNP PARIBAS NOMS PTY LTD <DRP>	2,215,702	1.48
6	CITICORP NOMINEES PTY LIMITED	1,985,875	1.33
7	HISHENK PTY LTD	1,900,000	1.27
8	MR PETER ALAN LUEDEKE + MRS JULIA LUEDEKE <LUEDEKE RETIREMENT FUND A/C>	1,500,000	1.00
9	KILINWATA INVESTMENTS PTY LIMITED	1,401,212	0.94
10	NETWEALTH INVESTMENTS LIMITED <WRAP SERVICES A/C>	1,375,122	0.92
11	JAMPLAT PTY LTD	1,297,000	0.87
12	DR ANDREW HEATON	1,234,087	0.82
13	MR IAIN ROSS	1,075,001	0.72
14	D & G BROWN INVESTMENTS PTY LIMITED	1,048,232	0.70
15	MR VENKAT SUBBU GHANTALA + MRS LAVANYA GHANTALA	1,000,000	0.67
16	MR DAVID LIM	630,908	0.42
17	MISS MI OK CHONG	597,966	0.40
18	MR TONY MARK ELDRIDGE + MRS ANITA MAREE ELDRIDGE <TM & AM ELDRIDGE SUPER A/C>	555,000	0.37
19	BRISPOT NOMINEES PTY LTD <HOUSE HEAD NOMINEE A/C>	540,672	0.36
20	DR JAMES STUART GARNER	500,000	0.33
		110,991,476	**74.17**

Substantial holders

Substantial holders of equity in the Compay, as notified to the ASX by that holder, are:

BNY Mellon	60,771,846	40.61
Quest Asset Partners	9,366,195	6.26
WILLOUGHBY CAPITAL PTY LTD <WILLOUGHBY CAPITAL A/C> and Associates	19,220,000	12.84
	89,358,041	**59.72**

Voting rights - Ordinary Shares

On a show of hands, every member present at a meeting in person or by proxy shall have one vote and upon a poll, each share shall have one vote

There are no other classes of equity securities.

80

CORPORATE DIRECTORY KAZIA THERAPEUTICS LIMITED Directors Mr Iain Ross Mr Bryce Carmine Mr Steven Coffey Dr James Garner Company secretary Ms Kate Hill Registered office Three International Towers, Level 24 300 Barangaroo Avenue Sydney NSW 2000 Principal place of business Three International Towers, Level 24 300 Barangaroo Avenue Sydney NSW 2000 Share register Computershare Investor Services Pty Limited Level 4 60 Carrington Street Sydney NSW 2000 Tel: 1300 787 272 Auditor Grant Thornton Audit Pty Ltd Level 17 383 Kent Street Sydney NSW 2000 Stock exchange listing Kazia Therapeutics Limited ordinary shares are listed on the Australian Securities Exchange (ASX code: KZA) Kazia Therapeutics Limited’s ordinary shares trade in the United States in the form of ADRs on the NASDAQ Capital Market (NASDAQ code: KZIA). At year end each ADR represents ten ordinary Kazia shares. Kazia Therapeutics Limited options are listed on the Australian Securities Exchange (ASX code KZAO) Website www.kaziatherapeutics.com Kazia Theraputics Limited Annual Report 2022

ASX: KZA